Exhibit 99.1

MANULIFE FINANCIAL CORPORATION

ANNUAL INFORMATION FORM

March 20, 2015

MATERIAL CONTRACTS	64

INTERESTS OF EXPERTS	65

AUDIT COMMITTEE	65

PERFORMANCE AND NON-GAAP MEASURES	66

ADDITIONAL INFORMATION	67

SCHEDULE 1 – AUDIT COMMITTEE CHARTER	68

GLOSSARY

For the purpose of this annual information form (“Annual Information Form”), the terms “Company”, “Manulife”, “we” and “our” refer, at all times prior to September 23, 1999, to The Manufacturers Life Insurance Company (“Manufacturers Life”) and its subsidiaries, and at all times on or after September 23, 1999, to Manulife Financial Corporation (“MFC”) and its subsidiaries, including Manufacturers Life.

The following are brief explanations of certain terms as used in this Annual Information Form.

accepted actuarial practices — Canadian accepted actuarial practices as promulgated by the Actuarial Standards Board.

annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.

AFS — available for sale.

AUM — assets under management.

bancassurance — the sale of insurance and similar products through a bank’s distribution channels.

Canadian GAAP — Canadian generally accepted accounting principles as promulgated by CPA Canada, which for the Company is IFRS.

cash value — the gross value for which an in-force policy can be surrendered.

COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

Fraser Group Universe Report — an annual report on pricing, profitability and market share in the Canadian group insurance industry, published by the Fraser Group, an independent Canadian consulting firm.

general fund — those assets and liabilities which a life insurance company reports on its consolidated statement of financial position and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

GIC — guaranteed interest contract (except where used in the context of products offered by Manulife Bank of Canada and Manulife Trust Company where GIC means “guaranteed investment certificate”) – an investment guaranteed to receive a set interest rate over a predetermined term.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities to a group of people (group health) under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

IFRS (International Financial Reporting Standards) — as promulgated by the International Accounting Standards Board.

in-force — an insurance or annuity contract which has not expired or otherwise been terminated.

individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

LIMRA (Life Insurance Marketing Research Association) — an association which supports and enhances the marketing functions of life insurance companies through original research, products and services.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — regulatory capital requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

morbidity risk — the risk relating to the occurrence of accidents and sickness for an insured person.

mortality risk — the risk arising from an insured person’s death.

mutual funds — retail funds – investment funds delivered to individual investors.

mutual funds — institutional funds – investment funds packaged in either Company or third-party investment products, i.e., universal life insurance or segregated funds.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

policy loan — a loan made to a policyholder based on the security of the cash value of a policy.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.

SEC — the U.S. Securities and Exchange Commission, an agency of the United States federal government that has primary responsibility for enforcing federal securities laws and regulating the securities industry.

SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

SLFI — 4256344 Canada Inc., formerly known as Standard Life Financial Inc. In this Annual Information Form, references to SLFI refer to SLFI and its subsidiaries.

SLII — Manulife Asset Management Accord (2015) Inc., formerly known as Standard Life Investments Inc.

Standard Life Canada – SLFI and SLII, collectively.

Superintendent — the Superintendent of Financial Institutions (Canada).

surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles.

term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with IFRS as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to IFRS.

Unless otherwise indicated, references in this Annual Information Form to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Exchange rates used for currency conversion to Canadian dollars for financial statements in this Annual Information Form are summarized in the following table:

	As at and for the year ended December 31
U.S. dollar	2014	2013	2012
Statement of financial position	1.1601	1.0636	0.9949
Statement of income	1.104533	1.0298	0.9996

Japanese yen

Statement of financial position	0.009678	0.010110	0.011480
Statement of income	0.010456	0.010570	0.012538

Notes:	(1)	Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with IFRS, statement of financial position amounts are converted at rates on the dates indicated, while statement of income amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual statement of income is based on the rates in each quarter’s statement of income. The annual rate is approximated as the average of the quarterly rates.
	(2)	Rates are based upon noon rates of exchange published by the Bank of Canada.

We do business in various jurisdictions outside Canada. Fluctuations between the Canadian dollar and foreign currencies have the effect of increasing or decreasing amounts presented in our financial statements. We present certain financial performance measures on a constant currency basis1 to exclude the effect of fluctuations in these currencies versus the Canadian dollar. Amounts stated in this Annual Information Form on a constant currency basis are calculated, as appropriate, using the balance sheet exchange rates as at December 31, 2014 and the income statement exchange rates effective for the fourth quarter of 2014.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in and form part of this Annual Information Form:

•	MFC’s Management’s Discussion and Analysis for the year ended December 31, 2014, and
•	MFC’s consolidated financial statements and accompanying notes for the year ended December 31, 2014.

These documents have been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Company makes written and/or oral forward-looking statements, including in this document and the documents incorporated by reference in this document. In addition, the Company’s representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document and the documents incorporated by reference in this document include, but are not limited to, statements with respect to the Company’s possible or assumed future results set out under “Corporate Strategy”, “General Development of the Business”, and “Business Operations”, potential future charges related to fixed income ultimate reinvestment rate assumptions if current low interest rates persist, and with respect to the anticipated benefits and the completion of and timing for completion of the acquisition of the retirement plan services business of New York Life Insurance Company (“New York Life”), and the benefits and costs of the acquisition of the Canadian-based operations of Standard Life plc. These forward-looking statements also relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”,

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

“likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including that the acquisition of New York Life’s retirement plan services business and New York Life’s net reinsuring of 60% of the legacy John Hancock par life insurance block will be completed in the first half of 2015; and the expected benefits of the acquisition of New York Life’s retirement plan services business and the Canadian-based operations of Standard Life plc, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the factors identified in this document under “Risk Factors”, as well as under “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” and “Key Planning Assumptions and Uncertainties” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2014, in the “Risk Management” note to MFC’s consolidated financial statements for the year ended December 31, 2014 and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The forward-looking statements in this document or in the documents incorporated by reference in this document are, unless otherwise indicated, stated as of the date hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations, our future operations after integrating the Canadian-based operations of Standard Life plc and New York Life’s retirement plan services business, as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements, except as required by law.

CORPORATE STRUCTURE

History and Incorporation

Manulife Financial Corporation is a life insurance company incorporated under the ICA. MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“JHFS”) on April 28, 2004, Manufacturers Life and JHFS became sister companies. MFC owns all of the outstanding common shares of Manufacturers Life and, following the merger with JHFS, MFC indirectly owned all of the outstanding shares of common stock of JHFS.

On December 31, 2009, MFC consolidated its U.S. operating life insurance company subsidiaries and merged JHFS into The Manufacturers Investment Corporation, an indirect wholly owned subsidiary of Manufacturers Life. Also on December 31, 2009, John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, both Massachusetts domiciled insurers and subsidiaries of JHFS, merged into John Hancock Life Insurance Company (U.S.A.)(“John Hancock USA”), an indirect wholly owned subsidiary of Manufacturers Life domiciled in Michigan.

On January 30, 2015, Manufacturers Life acquired the Canadian-based operations of Standard Life plc.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

Intercorporate Relationships

The Company conducts its business activities through subsidiary companies in Canada, the United States, Barbados, Japan, the Philippines, Singapore, Indonesia, Taiwan, Thailand, Vietnam and Cambodia. The Company operates through branches of subsidiaries in Hong Kong, Macau, Barbados and Bermuda. In China, the Company operates through joint ventures established with local companies. In Malaysia, the Company operates through a publicly traded corporation, which is approximately 59% owned by the Company.

The significant subsidiaries of MFC, including direct and indirect subsidiaries, and MFC’s direct and indirect voting interest therein, are listed in Note 22 (Subsidiaries) of MFC’s consolidated financial statements for the year ended December 31, 2014, which Note is incorporated herein by reference. These companies are incorporated in the jurisdiction in which their head office or registered office is located.

COR PORATE STRATEGY

Manulife’s corporate strategy includes three global themes:

1.	The first theme of our strategy is to develop more holistic and long-lasting customer relationships. Our strategy is to:

•	Build a 360 degree view of the customer to engage them in more personalized and thoughtful sales conversations.

•	Deliver a simpler, more customer needs-focused experience.

•	Equip our distributors with tools that enable them to effectively meet a broader range of customer needs.

•	And where appropriate, grow the channels where we have more control of the end-to-end customer experience and where a broader range of customer needs can be met. This includes growing direct channels and advice channels that can be accessed anytime, anywhere.

2.	Our second theme is to continue to build and integrate our global wealth and asset management businesses in existing markets as well as expand our investment and sales offices into new markets in order to meet the needs of our customers, from individual investors to institutions such as pension funds and sovereign wealth funds. The need for wealth and asset management services is growing around the world, including locations where we do not currently have operations, and the opportunity for asset managers to add value also exists in those locations. We will not restrict ourselves to geographies where we currently have, or expect to have, insurance operations.

3.	Our third theme is to leverage skills and experiences across our international operations.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Over the last three years, the Company has focused on prudently managing its capital position, building on solid risk management practices and leveraging its brands to accelerate the growth of selected business lines.

In 2012, the Company achieved its 2014 interest rate and equity market risk reduction targets two years ahead of schedule. In 2012, the Company refreshed its strategic direction and financial objectives to 20162 and announced a new Efficiency and Effectiveness Initiative to streamline its operations globally. The Company acquired Wellington West Financial Services to expand its Canadian operations and market share in the independent financial advisory space. In addition, the Company entered the Cambodian insurance market and the South Korean asset management market. In 2012, the Company issued $500 million of subordinated debentures and $700 million of preferred shares. The Company also redeemed $1 billion in capital securities.

In 2013, the Company completed a number of acquisitions. In Canada, the Company acquired Benesure Canada Inc. to strengthen its leading position as a provider of mortgage insurance solutions to the mortgage broker market. The

[2]	A copy of the November 15, 2012 Investor Day press release announcing the changes to the Company’s strategic direction and financial objectives is available on www.sedar.com.

Company also assumed the travel insurance coverage originally sold by RBC Insurance Company of Canada through travel agencies, solidifying its position as the leading provider of travel insurance in Canada. In the U.S., the Company acquired Symetra Investment Services, Inc., a registered broker-dealer/investment advisor to further strengthen its distribution platform. In Malaysia, the Company acquired MAAKL Mutual Bhd, to strengthen its position in the Malaysian wealth management market. In addition to these acquisitions, the Company sold its life insurance business in Taiwan. In 2013, the Company issued $450 million of subordinated debentures and $200 million of preferred shares, and redeemed $350 million of senior debentures.

In 2014, the Company announced two strategic acquisitions. In Canada, the Company announced an agreement to acquire the Canadian-based operations of Standard Life plc which increases the Company’s presence in Quebec and accelerates its growth strategy in Canada, particularly for its wealth and asset management businesses, including group retirement. The acquisition was partially financed through the issuance of $2,260 million of subscription receipts, which automatically exchanged on a one-for-one basis for common shares of the Company when the acquisition closed on January 30, 2015. In the U.S., the Company announced an agreement to acquire the retirement plan services business of New York Life with New York Life net reinsuring 60% of the legacy John Hancock par life insurance block. By combining New York Life’s strength and expertise in the mid-case and large-case retirement plan markets with the Company’s leadership in the small-case plan market, the Company will significantly expand its market presence and become one of the major plan providers in the U.S. The transaction is expected to close in the first half of 2015, subject to regulatory approvals and other customary closing conditions. In Asia, the Company entered into several new bancassurance agreements. In 2014, the Company issued $1 billion of subordinated debentures and $800 million of preferred shares, and the same amount of preferred shares and medium term notes were redeemed or matured.

During 2015, the Company will continue to focus on implementing its global corporate strategy. See “Corporate Strategy” in this Annual Information Form.

BUSINESS OPERATIONS

The Company is a leading provider of financial protection and wealth management products and services in the markets in which we operate, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in Asia, Canada and the United States. Manulife also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers. The Company also offers specialized property and aviation retrocession products.

As at December 31, 2014, the Company had more than 29,000 employees and operated in more than 20 countries and territories. The Company’s business is organized into three major operating divisions: Asia Division, Canadian Division and U.S. Division. In addition, asset management services are provided by the Company’s Investment Division, operating as Manulife Asset Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The external asset management business of the Investment Division is included under the Corporate and Other reporting segment. Following the sale of the Company’s life retrocession business line in 2011, the Company’s property and casualty reinsurance business line is reported under the Corporate and Other reporting segment. This business line is a well-established participant in the highly specialized property and aviation catastrophe retrocession market.

The approximate number of employees for each of the Company’s divisions and reporting segments as at December 31, 2014 was as follows3:

Asia Division	9,000
Canadian Division	9,000	[4]
U.S. Division	5,800
Corporate and Other	5,600

[3]	Divisional numbers include Global Resourcing employees.
[4]	Figure does not include the addition of approximately 2,000 employees on January 30, 2015 in connection with the closing of the acquisition by Manufacturers Life of the Canadian-based operations of Standard Life plc.

SELECTED FINANCIAL STATISTICS BY DIVISION

The following table provides a breakdown by operating division of the Company’s net income (loss) attributed to shareholders, core earnings (loss)5, premiums and deposits4 and assets under management4 as at and for the years ended December 31, 2014 and December 31, 2013.

Division ($ millions)	Net Income (Loss) Attributed to Shareholders		Core Earnings (Loss) [4]		Premiums and Deposits[4]		Assets Under Management[4]
	2014	2013	2014	2013	2014	2013	2014	2013
Asia Division	1,247	2,519	1,008	921	17,897	16,504	87,083	76,578
Canadian Division	1,003	828	927	905	21,619	21,172	158,904	145,211
U.S. Division	2,147	2,908	1,383	1,510	50,223	46,518	398,529	340,420
Corporate and Other	(896)	(3,125)	(430)	(719)	8,262	4,056	46,613	36,724
Total	3,501	3,130	2,888	2,617	98,001	88,250	691,129	598,933

ASIA DIVISION

Manulife has operated in Asia since 1897. Today, we are a pan-Asian insurer with insurance and wealth management operations across twelve markets. We operate in Hong Kong, the Philippines, Singapore, Indonesia, Taiwan, China, Macau, Japan, Vietnam, Malaysia, Thailand and Cambodia.

The Company operates through subsidiaries in Japan, the Philippines, Singapore, Indonesia, Taiwan, Thailand, Vietnam and Cambodia, and through branches of a subsidiary in Hong Kong and Macau. Since the Macau operations are managed in Hong Kong, they are reported as part of the Hong Kong operations. In China, the Company operates through joint ventures. In Malaysia, the Company operates through a publicly traded corporation with an ownership stake of approximately 59%. In 2011, we established a new holding company, Manulife Financial Asia Limited, which in 2012 became the parent company of all our Asia subsidiaries other than in Indonesia. In 2013, Manulife completed the sale of its life insurance operations in Taiwan but remains committed to its asset management operation there. Also in 2013, we acquired a 100% interest in MAAKL Mutual Bhd to enhance our investment management capabilities in Malaysia.

We offer a diverse portfolio of protection, savings and wealth management products and services that cater to the needs of individuals and corporate customers. To reach our customers, we distribute products through a multi-channel network, including bank partners, independent agents, financial advisors, and more than 57,800 exclusive agents serving over seven million customers.

Hong Kong

In Hong Kong, we offer individual life and health insurance, group life and health insurance, group pension products and wealth management products, as well as mutual funds. In Macau, we provide primarily individual life and health insurance protection products and pension products. The life insurance market in Hong Kong is highly competitive with major competitors including both insurance companies and large banks. This is also the case in the Hong Kong group pension market. As at December 31, 2014, the Company had over 6,500 agents in Hong Kong and Macau.

Individual Operations

Hong Kong’s Individual business provides a comprehensive range of life insurance, living benefits and wealth accumulation plans that can be tailored to meet customers’ medium and long-term financial planning needs. Based on statistics from the Hong Kong Office of the Commissioner of Insurance, as of September 30, 2014, the Company was

[5]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

the sixth largest provider of individual life and health insurance products in Hong Kong with an in-force market share of 7.5%6.

Life Insurance products are primarily marketed through the Company’s exclusive agents. These agents develop and manage a client base with the objective of creating long-term relationships with customers. In these markets, an exclusive agency force continues to be the primary distribution channel for the Company. In tandem with continued growth in the agency channel, the Company is also actively expanding into other distribution channels including bancassurance and brokerage.

Group Operations

Hong Kong’s Group businesses provide life and health insurance and pension products, mainly to small and medium-sized businesses. Group products include group term life insurance, major medical and outpatient plans as well as defined contribution pension plans. Group products are distributed through the Company’s exclusive agents as well as through brokers. Hong Kong’s Group pension business launched the Mandatory Provident Fund (“MPF”) business line in 2000 and the Company continues to expand its MPF customer base, at both group and individual levels. The Company is the second largest provider in the MPF market with an 18.5% share of AUM as at December 31, 20147. The Group pension business is built primarily on service rendered by our exclusive agents and a fund spectrum built on a multi-manager platform, along with our comprehensive e-administration service suite and focused marketing to individual MPF accounts. We also market our life and health insurance and pension products in Macau through our exclusive agents located there.

Wealth Management Operations

Leveraging the global strength and investment expertise of the Company and working closely with specially appointed investment experts, Hong Kong’s Wealth Management Operations provides a diverse suite of funds to investors with various risk appetites, geographical, sector and asset class preferences.

The Company continues to focus on growing its wealth management business by maintaining and strengthening existing distribution relationships through banks, brokers and our agency force and capitalizing on new distribution opportunities as they arise.

Japan

The Japanese market, characterized by an aging population, is a mature insurance market with a number of large international and domestic competitors. In order to pursue growth in this market, the Company continues to execute a strategy of diversifying product offerings and broadening distribution capabilities.

The Company’s insurance product offerings are marketed through our proprietary sales force, the independent agent or managing general agent (“MGA”) channel and bank partners. In 2014, the Company continued to focus on improving corporate product market share through distribution and product-related initiatives, developing the retail business infrastructure in the MGA channel and broadening and deepening bank partner relationships. We also continue to expand and enhance our wealth product line up and distribution relationships while our mutual fund business continues to grow through strong sales support, expanded distribution and access to the Company’s global suite of funds for investors resident in Japan.

To enhance the customer experience, the Company continues to streamline sales and back-office processes, including the use of point-of-sale technology for new product launches. In late 2014 we launched a new and creative branding initiative to support long-term business growth.

Indonesia

Indonesia is an important contributor to our Asia Division results and we intend to continue to grow our business in this country. The Company distributes a range of individual and group life and health insurance products, group

[6]	Percentage calculated by the Company using Company data and data contained in the Quarterly Release of Provisional Statistics for Long Term Business 2014 issued by the Hong Kong Office of the Commissioner of Insurance.
[7]	Percentage calculated by the Company using Company data and data contained in the Hong Kong Mandatory Provident Fund Schemes Authority Statistical Digest, December 2014.

pension products, wealth management products and mutual funds in Indonesia. Products are marketed primarily through agents and banks. With a population of approximately 250 million people and low insurance penetration rates, there are a number of large international and domestic competitors in the Indonesia market.

We continue to expand our distribution network, broaden product offerings and build our brand through client centricity initiatives to better serve our customers. In 2014, the Company signed a memorandum of understanding to form a new bancassurance partnership with PT Bank Muamalat Indonesia Tbk, a local sharia bank, to further develop the sharia business. The formal distribution agreement was subsequently signed by the parties on February 12, 2015. We also launched a series of new products and riders to cater to the growing protection and investment needs of the middle class. To further promote our brand awareness in the market, we launched a series of branding campaigns throughout the year including one that coincided with the important national festival, Eid al-Fitr, in July.

Other Markets

In the Philippines, Singapore, Taiwan, China, Vietnam, Malaysia, Cambodia and Thailand (collectively, “Other Asia Territories”), the Company distributes a range of individual life and health insurance and wealth management products. Group life and health insurance and pension products are also sold in some of these territories. Products are marketed through our agency force and alternative distribution channels, including bancassurance, brokerage, independent financial advisors and telemarketing.

In the Other Asia Territories, the Company continues to invest in its professional agency force. We are also focused on diversifying our distribution channels, strengthening bank partner relationships, improving our product competitiveness and developing our wealth and asset management businesses. In 2014, we entered into several new bancassurance partnerships in different markets and strengthened our bancassurance alliance in the Philippines by renewing our 10-year distribution agreement with China Banking Corporation, which also increased its stake in our joint venture company Manulife China Bank Life Assurance Corporation.

Management View

We continue to strengthen our pan-Asian life insurance and wealth management franchise so that it is well positioned to meet the evolving protection, savings and retirement needs of the customers in the region. Our core strategy of providing customers with personalized financial solutions that enable them to confidently secure their own and their family’s financial future focuses on expanding our professional agency force and alternative distribution channels, building and expanding our portfolio of products in wealth and protection, building long-lasting customer relationships as well as investing in our brand across Asia. Our agency and bank distribution strategies will help us to reach the rapidly increasing middle class across Asia and by leveraging our insurance and asset management platforms we will offer holistic retirement solutions, from insurance, pensions and mutual funds to support the needs of an aging population. We will also accelerate the development of mobile and digital platforms and interactions to enhance the customer experience.

Competition

The life insurance industry in Asia has become more competitive as foreign insurers continue to enter this market and/or expand their Asian footprints and large Asian-based insurers look for growth opportunities beyond their home markets. Most Asian territories have very concentrated markets with the top three players having over 40% market share of total premium income. As one of the few foreign insurance companies with a broad Asian footprint and scale in both the developed insurance markets and developing insurance markets, management believes that the Company is well positioned to benefit from the potential in the region. In Asia, competition is based largely on distribution capacity and product differentiation. The Company’s competitive advantages include: consistent long term commitment to Asia, large and growing proprietary agency force, growing distribution relationships with leading banks and strong customer focus.

CANADIAN DIVISION

Serving one in five Canadians, we are a leading financial services organization in Canada. We offer a diverse range of protection, estate planning, investment and banking solutions through a diversified multi-channel distribution network, meeting the needs of a broad marketplace. Our aspiration is to be the trusted partner for broad-based integrated financial solutions in Canada, building long-lasting, meaningful relationships with our customers throughout their lifetimes. To meet our customers’ needs in the manner suited to them, we will continue to develop new capabilities, supported by significant investments in technology, while continuing to leverage our historic strengths of product innovation, distribution excellence and service quality.

The Canadian Division businesses are aligned within four pillars focused on Retail Markets, Institutional Markets, Banking and Advisory Services.

Retail Markets provides broad-based solutions targeting middle- and upper-income individuals and business owners, which are sold mainly through independent advisors. We offer life and living benefits (disability, critical illness and long-term care) insurance; mutual funds; structured products; segregated fund products, GICs and fixed annuities.

Institutional Markets provides group life, health, disability and retirement solutions to Canadian employers through consultants and brokers, as well as independent advisors. We also provide international employee benefits management to multinational corporations. Individual life, health and specialty products, such as travel insurance, are offered through alternative distribution channels, including sponsor groups and associations, as well as direct-to-consumer marketing.

Manulife Bank of Canada (“Manulife Bank” or the “Bank”) offers investment loans and mortgages, including our innovative Manulife One product, GICs and high interest savings accounts to provide Canadians with flexible debt and cash flow management solutions as part of their financial plan.

Advisory Services supports the other pillars through sales and referrals of financial solutions and advice to customers and advisors. Advisory Services includes our advisor partners licensed through Manulife Securities Incorporated and Manulife Securities Investment Services Inc. (collectively, “Manulife Securities”), and the Independent Advisor Channel; Manulife Capital Markets, which provides Manulife Securities advisors access to a wide range of financial products; and Manulife Private Wealth, which provides affluent clients with an integrated approach to wealth management through discretionary investment management, private banking and estate services.

The Canadian Division continues to work collaboratively to leverage its large customer base, strong advisor/broker relationships, and diverse insurance, wealth management and banking solutions to respond to the needs of Canadian consumers. Our recently completed acquisition of the Canadian-based operations of Standard Life plc will significantly contribute to our growth strategy, particularly in wealth and asset management8. Transformative to our group retirement business, the transaction almost doubles assets under management to over $46 billion9 and adds over $6 billion10 to our mutual fund assets under management. It will enhance our presence in Quebec and significantly builds our capability to serve customers in all of Canada, and the world, from Quebec.

In 2014, we made solid progress across our diverse businesses. We ended the year with record AUM. Wealth sales increased, excluding new bank loan volumes which declined due to competitive rate pressures in a slowing residential mortgage market, with the Company’s second highest group retirement sales on record and solid mutual fund sales momentum. Retail Insurance sales regained momentum, while Group Benefits sales and market share declined reflecting strong competitive pressures and our disciplined pricing approach. We launched a number of customer-facing initiatives, including: a group benefits specialty drug program and the industry’s first Mental Health Specialist team; enhanced investment options for smaller pension plans and a Quebec Voluntary Retirement Savings Plan; a simplified universal life product, and our RED lab partnership with Communitech to create new customer-facing technologies and applications for financial services.

Retail Markets

•	Individual Insurance

Individual Insurance offers a range of insurance solutions including universal life, term life, whole life and living benefits products. Individual Insurance focuses on a combination of competitive products, professional advice and quality customer service to increase market share in the middle- and upper-income individual, family and business-owner markets.

[8]	See “Caution Regarding Forward-Looking Statements” above.
[9]	Assets in capital accumulation plans only on a pro forma basis after giving effect to the transaction as at December 31, 2014.
[10]	Source: Investment Funds Institute of Canada, data as of December 31, 2014.

The Company’s strategy is to offer a wide range of products tailored to specific markets. According to data published by LIMRA11, the Company again ranked third in individual insurance sales in 2014, as measured by new premiums on all life and living benefits policies sold in Canada. Although our ranking remained unchanged, our market share declined reflecting our less competitive positioning in whole life products, which currently represent the majority of industry life insurance sales in Canada. For the past nine years, we have ranked in the top three for sales in individual insurance12.

Individual Insurance’s products are distributed primarily through independent advisors who customarily sell the Company’s products, as well as those of other life insurance companies. A network of regional offices provides product, marketing and sales support, tax and estate planning expertise and financial planning tools to support independent advisors across Canada.

•	Manulife Investments

Savings and retirement solutions offered under the Manulife Investments brand include mutual funds, segregated fund products, fixed annuities, GICs and structured products. The target market for Manulife Investments is middle- and upper-income individuals in the pre-retirement and retirement years. In 2014, the Company continued to rank as the number one provider of individual segregated fund products in Canada as measured by total assets13. However, as at December 31, 2014, we were no longer the leading insurance company provider of fixed annuities, declining one position to second in the market as measured by assets14, reflecting the impact of our deliberate competitive rate positioning.

As at December 31, 2014, Manulife offered 100 mutual funds with AUM of $33.4 billion. Our objective is to continue to grow our retail and institutional mutual fund business through diversified fund selection and strong fund performance, and by expanding our distribution partnerships. The Company’s segregated fund product offerings allow investors to build customized portfolios to meet financial goals through a series of flexible options for income, estate planning and investment needs with an investment line-up that includes 138 funds. Fixed rate products such as annuities and GICs are designed to provide individuals with a regular retirement income stream from funds deposited to their accounts.

Annuity products and GICs are distributed through independent advisors, advisors in general agencies and licensed representatives in full service brokerage firms. Mutual funds are sold through advisors regulated by the Mutual Fund Dealers Association (“MFDA”) or the Investment Industry Regulatory Organization of Canada (“IIROC”). Structured products are sold by full service brokers who are regulated by IIROC. The Company had relationships with approximately 4,700 independent advisors, as well as approximately 26,000 general agency brokers and more than 39,000 full service brokers with investment dealer firms as at December 31, 2014.

Institutional Markets

•	Group Benefits

Group Benefits offers a range of group life and health insurance products and services to more than 20,000 Canadian businesses and organizations of all sizes. Group Benefits helps protect the health and well-being of almost six million Canadians, offering traditional and flexible benefit programs that include features such as short-term and long-term disability protection, absence management solutions, critical illness, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection. Based on full year 2013 data published in 2014 by the Fraser Group15, Manulife was the third largest provider of group benefits in Canada with 20.9% market share, 1.9 percentage points behind the market leader. In 2014, Group Benefits generated in excess of $7.1 billion in in-force premiums and deposits. Group Benefits’ sales market share declined from first in 2013 to third in 2014, according to full year data published by LIMRA, on account of our disciplined pricing

[11]	Source: LIMRA Canadian Individual Life Insurance Sales, Canadian Critical Illness Insurance Sales and Canadian Individual Disability Income Survey reports as of December 31, 2014.
[12]	Source: LIMRA Canadian Individual Life Insurance Sales, Canadian Critical Illness Insurance Sales and Canadian Individual Disability Income Survey reports as of December 31 for 2006-14.
[13]	Source: LIMRA Secure Retirement Institute (SRI) Canadian Individual Annuity Asset Survey as of December 31, 2014.
[14]	Source: LIMRA Secure Retirement Institute (SRI) Canadian Individual Annuity Sales report as of December 31, 2014.
[15]	Source: Fraser Group’s Group Universe Report published in August 2014.

approach in the highly competitive group benefits market16. Group Benefits had led the market in sales in both 2013 and 201217.

Group Benefits is focused on four market segments: large, medium, small and trusteed plans. Group Benefits products are distributed through a number of distribution channels, including a national network of regional offices that serves major centres across Canada providing local services to clients and distribution partners. Effective client relationship management is key to building customer satisfaction and loyalty, and the Group Benefits distribution model is aligned to meet this objective. Account executives work with a network of consultants, brokers and advisors who have been contracted by client companies to analyze and recommend an appropriate benefits solution and provider. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management.

Group Benefits focuses on delivering benefit solutions to meet the needs of its customers. For many employers, this means balancing the objective of providing their employees with highly valued benefits plans with the cost of those benefits. This is achieved by providing flexible, customized solutions that address employer concerns while improving the health and productivity of employees. Group Benefits strategies to further grow market share include: targeting the small- and medium-sized market segments with affordable products in an “easy to do business with” manner; developing regions with lower market share; expanding distribution reach by leveraging MGA, National Accounts and other alternate channels; and cross-selling with Group Retirement Solutions (“Group Retirement”) and other Canadian Division businesses.

•	Group Retirement

Group Retirement offers a breadth of flexible retirement savings solutions for Canadian employers, including defined contribution pension plans, deferred profit sharing plans, non-registered savings plans, employee share ownership plans, investment-only services for defined benefit plans and group annuities. Group Retirement provides a comprehensive range of services to support these offerings, including a well-diversified choice of investment managers and funds that includes multi-manager mandates; an array of reports and automated tools targeted at helping plan sponsors manage their programs easily while fulfilling governance requirements; and robust education, information and reporting tools for individual members. In 2014, Group Retirement generated $4.4 billion of premiums and deposits from activity across the small, medium, large and jumbo-sized case markets. Manulife placed first in sales market share for defined contribution business in each of the years 2010 to 2013 and was in second position in 2014 according to data published by LIMRA18.

The Standard Life acquisition adds significant scale to Group Retirement, almost doubling AUM19, and extending our presence in Quebec.

Group Retirement works with a network of market sources, typically brokers and consultants, to meet the needs of clients across the marketplace. Brokers concentrate on small and mid-sized enterprises, but occasionally represent larger customers, while consultants almost exclusively focus on large and jumbo-sized client companies. For brokers, the combination of a diverse fund line-up, internet presence and strong governance support makes Group Retirement a competitive presence in a growing market. Consultants have access to flexible plan design supported by a growing number of automated services and a proven implementation approach with custom education programs.

Retirement savings are a key focus for employers, legislators and individuals and with the changing demographics of the Canadian marketplace and the aging of the baby boomer generation, retiring plan members are an increasingly important target market. Group Retirement is focused on the development and enhancement of solutions to support the accumulation of retirement assets and uses of those assets to provide income in retirement.

Pooled Registered Pension Plans (“PRPPs”) are slowly being introduced in Canada. PRPPs are expected to provide Canadians with a low-cost, accessible vehicle to meet their retirement objectives, particularly those who do not have the benefit of an employer-sponsored pension plan. PRPPs have the potential to expand the market in which Group Retirement operates, allowing for access to a segment of the market currently not served by group retirement

[16]	Source: LIMRA Group Life and Health Insurance Sales report as of December 31, 2014.
[17]	Source: LIMRA Group Life and Health Insurance Sales report as of December 31, 2013 and 2012.
[18]	Source: LIMRA SRI Canadian Pension Market Sales report as of December 31 for 2010-2014.
[19]	Source: Fraser Group’s June 2014 “Pension Universe Report, Group Retirement”, data based on December 31, 2013, capital accumulation plans only.

providers. In 2012, federal legislation permitting defined contribution PRPPs across Canada received royal assent. The regulations governing PRPPs are determined at the provincial level and the regulations are in varying stages of development in each province.

In 2013, Manulife was licensed by OSFI as a PRPP administrator for federally regulated plans and subsequently launched the Federal PRPP product for federally regulated plans in September 2014. In 2014, Manulife was licensed by the Autorite Des Marches Financiers and the Regie des Rentes du Quebec as a Voluntary Retirement Savings Plan (“VRSP”) administrator in the province of Quebec. In July 2014, upon finalization of regulations in Quebec, the Company launched the VRSP product in Quebec. Sales of PRPP-style plans are expected to take some years to gain traction as the timing of regulations and implementation requirements vary across provincial jurisdictions.

•	Affinity Markets

The Company is a leading provider of life, living benefits, health and travel insurance to affinity organizations in Canada, including professional, alumni and retiree associations and financial and retail institutions. Its products are also marketed directly to consumers, as well as through advisors and other intermediaries, such as travel agents and mortgage brokers. Affinity Markets insured over two million customers as at December 31, 2014. We use a variety of sales and marketing approaches including direct mail, television advertising, response advertising and the internet.

Management’s strategy for Affinity Markets is to maintain and enhance its strong market position by expertly servicing and cross-selling its block of long-standing in-force clients and expanding its specialized products and distribution channels, while leveraging innovative marketing strategies. In 2013, Affinity Markets completed two strategic transactions, extending our reach in the mortgage creditor and travel insurance business.

Affinity Markets includes the International Group Program (“IGP”) which provides international group employee benefits management for multinational corporations. IGP reinsures a portion of the group insurance contracts issued to subsidiaries and affiliates of multinational organizations through its global network of life insurance companies, called “Network Partners” and pools the profit and loss experience of these contracts. IGP has a leading position in the North American market and is seeking to grow in Europe and Asia.

Banking

Manulife Bank is a leader in banking solutions offered primarily through financial advisors, including savings and chequing accounts, GICs, lines of credit, investment loans, mortgages and other specialized lending programs. Its flagship product, Manulife One, enables customers to consolidate their personal finances into a single all-in-one financial account. This account combines savings and chequing with a traditional mortgage and home equity line of credit, offering customers the potential to pay down their debts more quickly and generate additional cash flow. In 2014, the Bank launched Manulife One for Business. This offering leverages the “all-in-one” concept of the Manulife One product and makes it available to the advisor-serviced small business commercial lending market. The Bank’s distribution network consists of a team of highly trained regional sales directors, wholesalers, banking consultants and business banking consultants who support advisors in providing customers with access to solutions-based banking products as part of a comprehensive financial planning strategy. At December 31, 2014, Manulife Bank had $21.9 billion in total assets and was Canada’s eighth20 largest domestic bank.

Advisory Services

Advisory Services provides support to the Canadian Division through approximately 3,000 independent advisors located across Canada who represent clients with nearly $38 billion in wealth assets and $110 billion in face value of insurance policies. Approximately 1,750 independent insurance advisors have direct contracts with Manufacturers Life for sales of insurance policies and 1,260 independent advisors are licensed through Manulife Securities, regulated by either the MFDA or IIROC.

Manulife Private Wealth (“MPW”), which began operations in September 2012 and has branch locations in Toronto and Vancouver, offers consolidated private investment counseling and private banking services specifically designed to meet the financial needs of high net worth clients. MPW provides clients with a high level of personalized service from investment counselors and private bankers, leveraging the investment experience of Manulife Asset

[20]	Based on information available through OSFI for assets as at December 31, 2014.

Management, banking products and services of Manulife Bank, products and services from Manulife Capital Markets, as well as strategies from Manulife’s Tax and Estate Group.

Standard Life Canada

Standard Life Canada is a provider of long-term savings, investment and insurance solutions to more than 1.4 million Canadians, including group retirement and insurance plan members. Standard Life Canada’s head office is located in Montreal, Quebec, and has a further 12 regional offices and sales offices located across Canada, with approximately 2,000 employees, none of whom are covered by collective agreements.

In 2014, SLFI was the fifth largest insurer in Canada. SLFI’s product offerings consist of group savings and retirement products, group insurance and individual insurance and wealth management. SLFI had approximately $53 billion of assets under management as at December 31, 2014.

SLFI’s group savings and retirement products are comprised of defined contribution and defined benefit pension plans (which it offers to institutional customers as part of their benefits packages for employees) and guaranteed payout annuities. SLFI had approximately 596,000 group pension members as of December 31, 2014. Group savings and retirement products are predominantly distributed through independent national and regional employee benefit consultants, who principally deal with large customers, and insurance brokers who principally serve small to mid-market customers.

SLFI’s group insurance offering consists of: (i) health and dental insurance; (ii) disability insurance; and (iii) life insurance. Group insurance is typically a one-year term contract which is renewed and re-priced every year. The group insurance product is purchased by employers as part of the benefits package that they provide for their employees. It is also purchased by associations and unions for their members. Group insurance is mainly distributed through specialized insurance brokers and consulting firms. SLFI had approximately 429,000 group insurance members as of December 31, 2014.

SLFI also offers wealth accumulation-type products in the form of term investments through annuities where capital is invested at a guaranteed rate of return until maturity; segregated funds, which are variable investment policies whose performance depends on the selected investment but which offer a certain guarantee of capital upon maturity or death; and other “payout” products, including structured settlements, which are special annuities payable in the case of injuries where fault has been determined by a court.

SLFI also offers mutual funds to Canadian investors with varying investment styles across major asset classes.

Individual insurance and wealth management products are distributed through a variety of intermediary channels which are serviced by SLFI’s sales offices across Canada. These sales offices offer all products in a “one stop shop” relationship with financial advisors. The intermediaries consist of: (i) regional networks of financial advisors selling life, savings and retirement products; (ii) mutual fund dealerships (selling mainly investment funds); (iii) independent brokers (specialized brokers who mainly sell life and savings products); (iv) investment dealer firms (selling all financial products); and (v) national accounts selling life, savings and retirement products.

In 2012, SLFI discontinued the sale of individual insurance and critical illness products, but still services its existing clients.

In general, SLFI’s Canadian operations have a conservative investment and asset liability matching approach. Its insurance company subsidiary, The Standard Life Assurance Company of Canada, holds a high credit quality fixed income and mortgage portfolio. SLFI has been relatively proactive and aggressive in de-risking its product portfolio and balance sheet, resulting in a favourable earnings and risk profile.

SLFI uses reinsurance to avoid undue earnings fluctuations, protect capital and maintain individual policyholder risk at an appropriate level, given the size of the company. Most reinsurance is subscribed with companies that are licensed in Canada.

The Standard Life Assurance Company of Canada, which is a subsidiary of SLFI, is a federally regulated company under the ICA, and as such is subject to the regulation and supervision of OSFI.

Manulife Asset Management Accord (2015) Inc., formerly known as Standard Life Investments Inc., and which is referred to hereinafter as SLII, has provided investment management services in Canada since 1973. SLII’s clients include both institutional and retail investors. Pooled and separated pension funds for defined benefit plans constitute SLII’s core institutional client base, while it also manages assets for endowment funds, foundations, corporations and separately managed wrap account sponsors. In addition, SLII manages pooled investment funds for defined contribution pension plans, retail mutual funds and individual segregated funds associated with various savings and retirement products offered by Standard Life Canada’s long-term savings business in Canada.

Competition

The Canadian life and health insurance industry is led by larger insurance companies. Smaller competitors and niche players keep pressure on prices in the more commodity-like products as they attempt to gain market share. Some of the products offered by the Canadian Division contain an investment component that places them in competition with products offered not only by other life insurance companies but also by banks, mutual fund companies and investment dealers. The wealth management market continues to be led by larger companies, with more than 65% of the mutual fund market controlled by the top ten companies, according to information released by the Investment Funds Institute of Canada21. Similarly, the top five companies in the segregated fund market administer over 90% of assets, according to information released by LIMRA22.

Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks. In the group benefits marketplace, the major competitors are the large insurance companies. Regional carriers are also extremely competitive in some parts of the country, and small carriers that specialize in a particular niche product or segment, as well as third-party administrators, have increased their presence in the marketplace. Key competitors for wealth management products and services (including Manulife Bank) are the other Canadian insurance companies, as well as mutual fund companies and banks.

U.S. DIVISION

The U.S. Division operates under the John Hancock brand. Our well-known brand provides a strong foundation for our businesses. The U.S. Division leverages our trusted brand to provide innovative solutions to meet our customers’ wealth and protection needs.

U.S. Division consists of U.S. Insurance and U.S. Wealth Management businesses. U.S. Insurance, which consists of JH Life and JH Long-Term Care businesses, offers life, wealth accumulation and long-term care insurance solutions to select markets. U.S. Wealth Management, which consists of JH Wealth Asset Management and JH Annuities businesses, provides clients with a wide selection of investment and retirement savings solutions for their personal, family and business needs.

In this section of this Annual Information Form, “John Hancock” means, collectively, those U.S. Division business units that offer products and services under the John Hancock brand, with operations in several of the Company’s U.S. subsidiaries.

In addition to utilizing a wide variety of distribution channels and networks, the U.S. Division offers products and services through a recognized and established affiliated retail network, Signator Investors Inc. (“Signator”), formerly John Hancock Financial Network. With an open product platform including a comprehensive range of investment and protection products from leading carriers, Signator helps financial professionals meet client needs. Signator provides a wealth of resources to support business and professional development, giving entrepreneurial financial professionals the power to effectively build unique businesses, based on their own vision and market opportunity. In 2014, Signator completed the integration of Symetra Investment Services, Inc. significantly increasing its affiliated advisor headcount.

U.S. Insurance

U.S. Insurance provides life and long-term care insurance products and services to select markets through a multi-channel distribution network, including Signator. These products are designed to provide clients with estate, business, retirement, and care advisory solutions and services.

[21]	Source: Reporting from the Investment Funds Institute of Canada as of December 31, 2014.
[22]	Source: LIMRA SRI Canadian Individual Annuity Asset Survey as of December 31, 2014.

In response to continued low levels of interest rates and volatile movements in corporate bond credit spreads, U.S. Insurance repositioned its product portfolio to reduce earnings sensitivity and improve risk profiles through product redesign and repricing while continuing to offer customer value.

JH Life

JH Life focuses on providing a broad range of protection and accumulation oriented life insurance products primarily to high net worth individuals and to individuals in emerging affluent markets to meet their estate, business planning and other financial needs. The business has capacity to place large individual insurance policies due to large retention limits of US$30 million for single lives and US$35 million on survivorship cases. We are expanding our access to customers with an increased focus on financial advisors who traditionally have not included life insurance as part of their core business. We are creating a more modern buying experience supported by technology to allow us to present the right customer with the right product at the right time. In 2014, we introduced a web-based Field Underwriting Guide to help modernize the insurance application and underwriting process.

JH Life primarily offers single and survivorship universal life and variable universal life insurance products, as well as specialized COLI products. The rate of investment return on universal life insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in the equity market by investing in segregated funds.

JH Life has successfully transitioned its product portfolio in response to the persistent low interest rate environment. The business has introduced new universal life products that are intended to perform well for customers in the current markets and have an improved risk profile for the Company. The products are positioned to highlight the value of flexibility and liquidity through policy cash values as well as the potential for improved performance if investment returns increase over time. In addition, an indexed universal life portfolio of products was introduced within the last few years. These products offer customers capital market upside potential through positive S&P 500 index returns while providing a minimum policy crediting rate of zero on an annual basis. The Company’s policy is to fully hedge the risk related to the S&P 500 return. The sales of universal life products with lifetime low cost guarantees have been de-emphasized through pricing action and represented approximately 1% of total U.S. life insurance sales in 2014.

Products are sold through a multi-channel distribution strategy that includes Signator as well as third-party producers. Third-party channels include independent agents, brokerage general agents, producer groups, broker-dealers and banks. The business actively develops and maintains its relationships with these distributors by providing technical support, delivery of competitive products, product education, and advance marketing and sales support. Over the years, the business has solidified its strong shelf-space position with key distributors and broadened its distribution channels by establishing new relationships with broker-dealers, producer groups and banks.

JH Long-Term Care

JH Long-Term Care provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at-home care when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. The business also administers long-term care benefits for employees of the United States federal government.

JH Long-Term Care has a leadership position in the long-term care market in the United States. It has expertise in all aspects of long-term care operations, from product development to claims processing. Its products are sold to individuals through a multi-channel strategy that includes Signator as well as traditional independent agents, general agents, producer groups, broker-dealers and wirehouses.

JH Long-Term Care’s focus continues to be on managing the existing in-force business and developing new products that are consistent with management’s objectives to reduce risk and earnings volatility. The long-term care insurance market has entered a transitional period where a key focus will be to reshape products to better meet the needs of the consumer while balancing the Company’s appetite for risk. During this transition period, the business has concentrated its efforts on maintaining and strengthening current distribution relationships that are critical to the success of our future product direction, while exploring new product designs. Progress has been made towards these objectives over the last two years. We remain an active participant in the Long-Term Care insurance market and continue to focus on developing products that provide customer value through simplified and more transparent design. In 2013, JH Long-Term Care introduced gender distinct rates on its Benefit Builder product, which offers an innovative alternative to traditional inflation options. In 2014, JH Long-Term Care successfully launched new business rates, underwriting changes, and adjustments to policy benefits in several states on the Benefit Builder product with gender distinct rates.

U.S. Wealth Management

U.S. Wealth Management provides a variety of investment and retirement savings solutions and services to select individual and business markets. U.S. Wealth Management is focused on growth of its higher return fee-based asset management businesses. It will seek to accomplish this by capitalizing on our strong brand name, innovative and broad product offerings, expanding distribution opportunities and superior customer service, while maintaining strong financial discipline and risk management in the products we offer.

For those customers who want a simplified approach to investing, U.S. Wealth Management provides Lifestyle and Target Date Portfolios, which are pre-packaged, diversified funds-of-funds. The Lifestyle Portfolios are target-risk funds that are designed to match the needs and risk tolerance of a wide range of customers, from conservative to aggressive. The Target Date Portfolios are target-date funds that are designed to automatically adjust to more conservative investments as a customer’s expected retirement date approaches. Two Target Date portfolio options are available, Retirement Living and Retirement Choices. Retirement Living portfolios are designed to allow investors to stay in the same portfolio through their retirement years. Retirement Choices portfolios are designed to take participants “to” retirement and accommodate the participant who wishes to select another investment strategy at time of retirement. The Lifestyle and Target Date Portfolios are constructed using a multi-step process that draws on the expertise of our diverse multi-manager investment platform combined with our asset allocation expertise.

JH Wealth Asset Management

The JH Wealth Asset Management business includes the operations of JH Retirement Plan Services and JH Investments.

•	JH Retirement Plan Services

JH Retirement Plan Services offers small- and medium-sized businesses, consisting of companies with five to 500 employees, 401(k) group annuity contracts designed for tax-qualified pension plans. JH Retirement Plan Services’ 401(k) group annuity product “JH Signature” includes investment, communication and record-keeping services with plan administration provided through third party administrators. JH Retirement Plan Services offers the Guaranteed Income for Life Select rider to provide participants with an option to receive lifetime income benefits.

JH Retirement Plan Services’ products are marketed by sales account executives primarily to third party insurance agents, FINRA Registered Representatives and SEC Registered Investment Advisors. The business provides support to third party administrators in the form of direct data links, training, marketing, educational programs, and access to e-commerce functionality. JH Retirement Plan Services also has an established advisory council of third party administrators that provides feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer and financial planner channels, JH Retirement Plan Services offers on-line marketing, educational and client/broker-dealer administrative support through its broker website.

In 2013, JH Retirement Plan Services expanded its defined contribution product suite to address the needs of both small-case and mid-case plan markets with JH Enterprise, a new open architecture investment product using in-house administration to complement JH Signature which utilizes third party or in-house administration. Assisting clients to save for retirement is a highly competitive market requiring excellent service, quality products, strong recognized financial strength and a trusted brand in order to retain and attract new customers. Balancing the value proposition of our services rendered with the cost expectations of clients is the key success factor for JH Retirement Plan Services attaining its goals.

In 2014, we continued to build out service capabilities and expanded our recordkeeping services into the mid-case plan market. We also introduced a comprehensive program focused on delivering price competitiveness, fee transparency, new investment options, and exceptional customer service to our in-force plans. At the end of 2014, we announced an agreement to acquire New York Life’s retirement plan services business. In connection with the transaction, New York Life will assume, by way of reinsurance, 60% of John Hancock’s in-force participating life insurance closed block. The transaction is expected to close in the first half of 2015, subject to regulatory approvals and other customary closing conditions. When completed, our 401(k) assets under administration will increase by approximately 60% to approximately U.S.$135 billion, representing 55,000 plans and over 2.5 million participants. Further, by acquiring New York Life’s strength and expertise in the mid-case and large-case plan markets with our leadership in the small-case plan market we will significantly expand John Hancock’s market presence and become one of the major plan providers in the United States23.

We remain focused on providing education and advisory services to JH Retirement Plan Services plan participants who separate from their 401(k) plan. The education centre is staffed with customer service employees and licensed registered representatives who are able to provide a full range of services from basic information and forms to holistic financial planning and investment advice, depending upon the level of guidance the participant needs.

•	John Hancock Investments

John Hancock Investments is structured around three business lines covering key components of the asset management industry: open-end mutual funds, closed-end mutual funds, and the 529 College Savings Plan market. John Hancock Investments offers open-end funds and closed-end funds, which are sponsored by John Hancock and offer a multi-manager investment platform sub-advised by both our affiliated John Hancock Asset Management investment unit and various external investment management firms. Mutual funds are offered through wirehouses, regional brokerage firms, planners, financial institutions and insurance broker-dealers. The 529 College Savings Plans are offered by the Educational Trust of Alaska and administered by T. Rowe Price Group to help middle-income and high net-worth clients save for post-secondary education by offering a multi-managed product platform with various flexible investment options.

John Hancock Investments offers a best of breed, manager-of-managers model with an asset allocation mind set. We partner with both affiliated and non-affiliated asset managers through objective manager selection and diligent oversight, providing fund securityholders with access to highly rated managers on an exclusive basis. Achieving strong long-term performance among a large diversified investment management platform is a key element in the ongoing retention of clients. Management’s goal is for JH Investments to be a top-tier provider of a diverse line of mutual funds managed by world-class institutional asset managers that helps customers to realize their financial goals. To achieve this goal, management is focused on product manufacturing, marketing, distribution and service. Its product portfolio consists of an extensive selection of open-end equity and fixed-income funds, a suite of Lifestyle and Target Date Portfolio asset allocation funds, a number of closed-end funds and separate account strategies. Distribution resources have been expanded to support critical sales channels such as Edward Jones and banks, as well as opportunities within the institutional, registered investment advisers and defined contribution investment only channels.

JH Annuities

Effective March 2013, JH Annuities suspended new sales of annuities products.

JH Annuities continues to actively manage a large in-force block of fixed and variable annuity business consisting of $75 billion of AUM and one million contracts and participants. In 2013, securityholders of the Lifestyle Trusts offered by John Hancock Variable Insurance Trust provided approval to change the investment objectives of five Lifestyle Trusts that support a number of our products including variable annuities with guaranteed living benefits. This change to the investment objectives (implemented in March 2014) includes a managed volatility strategy that seeks to manage total volatility of returns and limit the magnitude of portfolio losses. The business continues to focus on providing superior customer service for the in-force block, and also improving the financial reporting process by optimizing actuarial projection model run times.

[23]	See “Caution Regarding Forward-Looking Statements” above.

Competition

Each of the markets in which the U.S. Division operates is highly competitive. Competitors in the U.S. life and long-term care insurance markets vary across product lines, but are primarily other large insurance companies that distribute comparable products through similar channels. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. U.S. Insurance’s competitive strengths include product innovation, underwriting expertise, access to multiple distribution channels, and high quality customer service. Its competitive position is also enhanced by its scale as a leader in both the life and long-term care insurance markets and the strength of the John Hancock brand.

U.S. Wealth Management’s competitive strengths include strong brand recognition, product innovation, multiple distribution channels, high quality customer service and wholesaling excellence. In JH Wealth Asset Management, competitors of JH Retirement Plan Services are insurance companies, mutual fund firms and payroll companies that compete on investment options/performance, service quality/product platform, the ability to add value for customers and price. Competitors of JH Investments include mutual fund and insurance companies that compete based on fund performance, investment innovation and distribution capability.

INVESTMENT DIVISION

The Investment Division has two major businesses: management of the Company’s General Fund assets and Manulife Asset Management (“MAM”), a leading global asset management business.

General Fund

Our investment philosophy for the General Fund is to invest in an asset mix that optimizes our risk-adjusted returns and matches the characteristics of our underlying liabilities. We follow a bottom-up approach which combines our strong asset management skills with an in-depth understanding of the characteristics of each investment to ensure high credit quality is maintained in our fixed income assets while also ensuring that we appropriately diversify across asset classes to achieve higher risk adjusted returns. The General Fund assets of the Company are invested primarily in investment grade public and private bonds and commercial mortgages. We also invest in public equities and alternative long-duration assets, including: real estate, power and infrastructure, private equities, oil and gas, and timberland and farmland properties.

Total invested assets in the General Fund, as at December 31, 2014, were $269.3 billion (2013 - $232.7 billion). In addition, derivative assets were $19.3 billion (2013 - $9.7 billion) and derivative liabilities were $11.3 billion (2013 - $8.9 billion). During 2014, the Company’s investing activities included $62.8 billion (2013 - $67.8 billion) of purchases and mortgage advances and $58.9 billion (2013 - $57.7 billion) of disposals and repayments.

Further information on the invested assets and the Asset Liability Management Strategy can be found in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2014.

Manulife Asset Management

MAM provides comprehensive asset management solutions to institutional clients (i.e. pension plans, foundations, endowments and financial institutions) and investment funds, and investment management services to retail clients through product offerings of Manulife and John Hancock. Our expertise extends across a broad range of public, private, and alternative asset classes, as well as asset allocation solutions.

Assets managed for external clients by MAM totaled $277.6 billion as at December 31, 2014 (December 31, 2013 - $242.8 billion). In total, MAM managed $321.0 billion for internal and external clients as at December 31, 2014 (December 31, 2013 - $280.2 billion).

On January 30, 2015, the Company acquired the Canadian-based operations of Standard Life plc, which include SLII. The acquisition is expected to broaden the range of asset management products and solutions made available by MAM in Canada and around the globe.

Further information on the assets managed by MAM and its strategy can be found in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2014.

RISK FACTORS

Manulife is a global financial institution offering insurance, wealth and asset management products and other financial services. These businesses subject the Company to a broad range of risks. Our goal is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities and strategies with appropriate risk/return profiles; establishing sufficient management expertise to effectively execute strategies, and to identify, understand and manage underlying inherent risks; pursuing strategies and activities aligned with the Company’s corporate and ethical standards and operational capabilities; pursuing opportunities and risks that enhance diversification; and making risk taking decisions with analyses of inherent risks, risk controls and mitigations, and risk/return trade-off.

An explanation of Manulife’s risk management approach, and the accounting and actuarial assumptions and estimates used by Manulife in the preparation of its financial statements, can be found in the sections entitled “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2014 and in Note 10 (Risk Management) to MFC’s consolidated financial statements for the year ended December 31, 2014, which sections and Note are incorporated herein by reference.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market risk, liquidity risk, credit risk, insurance risk and operational risk are the major categories of risk described in the sections of MFC’s Management’s Discussion and Analysis referred to above. These risk factors should be considered in conjunction with the other information in this Annual Information Form and the documents incorporated by reference herein.

Management has identified the following risks and uncertainties to which our business, operations and financial condition are subject. Additional risks and uncertainties not currently known to us or that we currently believe are not reasonably likely to materially affect us may also impair our business, results of operations and financial condition.

General – Financial Markets and Economy Risk

Financial markets or general economic conditions may adversely impact our business results

Under the Canadian insurance accounting and regulatory capital regimes our results for any fiscal period reflect equity market values and interest rates at the end of the period through mark-to-market accounting. Consequently, a decline in public equity market values or changes in interest rates or spreads could result in material charges to net income attributed to shareholders, increases to regulatory capital requirements and reduction in our capital ratios.

Moreover, although we have implemented hedging strategies to mitigate a substantial portion of this mark-to-market accounting risk from variable annuities, a significant portion of this risk remains unhedged and there is no assurance that our hedging strategies will fully mitigate the risks they are intended to offset.

The provisions we maintain with respect to our future policyholder liabilities include assumptions as to growth rates of the equity markets and as to interest rates. Refer to the “Changes to public equity markets have had, and could continue to have, an adverse impact on our earnings and capital ratios” risk factor below. An extended period of flat equity markets would result in underperformance of our assumptions which would require us to increase our provisions. Similarly, a prolonged low interest rate environment would result in lower assumptions of future interest rates and require us to increase our provisions. Increase in our provisions due to these causes would negatively impact our net income attributed to shareholders.

Risk factors that may result in an inability to achieve our business objectives include the following:

•	Low interest rates could negatively impact sales.

•	Lower sales volumes could put increased pressure on our ability to maintain operating expense levels within the levels provided for in the policy liability valuation and could result in lower future profit.

•	Lower risk free rates tend to increase the cost of hedging and as a result, the offering of guarantees could become uneconomic.

•	The reinvestment of cash flows into low yielding AFS bonds could result in lower future earnings on surplus.

•	A lower interest rate environment could be correlated with other macro-economic factors including unfavourable economic growth and lower returns on other asset classes.

•	Lower interest rates could contribute to potential impairments of goodwill.

•	A weak or declining economic environment could increase the value of guarantees associated with variable annuities, or embedded guarantees in other annuity or insurance products, and could result in future adverse policyholder behaviour experience.

•	Lower interest rates could lead to lower mean bond parameters used for the stochastic valuation of segregated fund guarantees, resulting in higher policy liabilities.

•	A prolonged low interest environment may also result in the Actuarial Standard Board lowering the promulgated Ultimate Reinvestment Rate and require us to increase our provisions.

•	Lower interest rates may reduce earnings on in-force policies, which would reduce core earnings and net income attributed to shareholders and may increase new business strain until products are repositioned for the lower rate environment.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

We may not be successful in executing our business strategies or these strategies may not achieve our objectives

The economic environment may remain volatile and our regulatory environment will continue to evolve, potentially with higher capital requirements which could materially impact our competitiveness. Further, the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own, and the requirements of the applicable regulatory regimes. For these and other reasons, there is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve the objectives we target.

Further, macro-economic factors may result in our inability to achieve business strategies and plans. Of note, economic factors such as flat or declining equity markets, equity market volatility, or a period of prolonged low interest rates could impact our ability to achieve business objectives. Other factors, such as management actions taken to bolster capital and manage the Company’s risk profile, including new or amended reinsurance agreements, and additional actions that the Company may take to manage near-term regulatory capital ratios or mitigate equity market and interest rate exposures, could adversely impact our longer term earnings potential.

We continue to execute our hedging strategies to manage our exposure to public equity markets by dynamically hedging variable annuity and segregated fund material guarantee risk. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic. In addition, there can be no assurance that our hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth

Our insurance operations are subject to a wide variety of insurance and other laws and regulations. As a result of the global financial crisis, financial authorities and regulators in many countries have been reviewing their capital requirements and implementing, or are considering implementing changes aimed at strengthening risk management and capitalization of financial institutions. Future regulatory capital, actuarial and accounting changes could have a material adverse effect on the Company’s consolidated financial condition, results of operations and regulatory capital both on transition and going forward.

In Canada, MFC and its principal operating subsidiary, Manufacturers Life, are governed by the ICA. The ICA is administered, and the activities of the Company are supervised, by OSFI. Manufacturers Life is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk-based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. These regulations are intended to protect policyholders and beneficiaries rather than investors and may adversely impact shareholder value.

In Canada, OSFI has been considering several initiatives that could materially impact capital requirements. The outcome of these initiatives could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

Some recent examples of regulatory and professional standard developments which could impact our net income attributed to shareholders and/or capital position are provided below.

•	The International Accounting Standards Board (“IASB”) issued exposure drafts of new accounting standards for insurance contracts in June 2013. As drafted, the standard creates material volatility on our financial results and capital position and could result in a lower discount rate used for the determination of actuarial liabilities thereby increasing our actuarial liabilities and reducing our net income attributed to shareholders. The final standards are not expected to be effective until at least 2018 at the earliest and it is not known if changes would be made to regulatory capital to adjust for the unwarranted volatility.

•	OSFI is developing a methodology for evaluating standalone capital adequacy for Canadian operating life insurance companies, such as Manufacturers Life, and is considering updates to its regulatory guidance and disclosures for non-operating insurance companies acting as holding companies, such as MFC. In addition, OSFI is developing a refresh of the regulatory capital framework, including required capital for segregated fund guarantees, in Canada intended for implementation in 2018.

•	The NAIC has been reviewing reserving and capital methodologies as well as the overall risk management framework. These reviews will affect U.S. life insurers, including John Hancock, and could lead to increased reserving and/or capital requirements for our business in the United States. In the fall of 2013, the International Association of Insurance Supervisors (“IAIS”) committed to the completion of several capital initiatives in the next few years that will apply to select global insurance groups, including Basic Capital Requirements to be introduced in 2015, and special Higher Loss Absorbency capital surcharge on select activities for 2016. The most relevant for Manulife is the IAIS work to develop global Insurance Capital Standards which will take place in 2015 and 2016 and apply to all large internationally active insurance groups. It is not yet known how the proposals will affect capital requirements and the competitive position of the Company.

•	The Canadian Institute of Actuaries is reviewing the promulgation of prescribed Mortality Improvement rates referenced in the standards of practice for the valuation of insurance contract liabilities. To the extent a new promulgation is published it will apply to the determination of actuarial liabilities, it may lead to an increase in actuarial liabilities and a reduction in net income.

The timing and outcome of these initiatives as well as the various other initiatives related to IFRS are uncertain, and could have a significantly adverse impact on the Company or on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. State laws grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments.

The Company currently has reinsurance agreements, including agreements with third parties and affiliated companies. In 2014, regulators in the U.S. established guidelines for new affiliate transactions on a go forward basis. However, regulators in the U.S. and elsewhere continue to review and examine the use of reinsurance in general. In particular, the New York State Department of Financial Services has expressed concerns about captive reinsurance arrangements with off-shore affiliates or so-called “shadow insurance”. Class action lawsuits have been commenced in the United States against certain life insurance companies, with the plaintiffs claiming the defendants misrepresented their reserves and financial condition as a result of the reinsurance of risks to affiliates. The Company continues to monitor developments in this area and we cannot predict what, if any, changes may result from this scrutiny. Changes to the regulatory treatment of affiliate and third party reinsurance arrangements could potentially have an adverse effect on the financial results, liquidity and capital position of some of our subsidiaries and result in increased collateral requirements, and/or our use of affiliate reinsurance companies.

Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect state regulated insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), the U.S. Board of Governors of the Federal Reserve has supervisory powers over non-bank financial companies that are determined to be systemically important, including certain insurance companies. Dodd-Frank contains several provisions that will directly impact the business of Manulife and other large insurers acting in the United States. See the risk factor entitled “Dodd-Frank could adversely impact our results of operations and our liquidity”. In view of events involving certain financial institutions, it is possible that the U.S. federal government will heighten its oversight of insurers such as Manulife, including possibly through a federal system of insurance regulation. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or laws could have on our business, results of operations and financial condition.

Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate.

Our international operations are subject to regulation in the jurisdictions in which they operate

Many of our independent sales intermediaries also operate in regulated environments. Insurance regulators in Canada, the United States and Asia regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and, thus, could have a material adverse effect on our results of operations and financial condition.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.

From time to time, regulators raise issues during examinations or audits of Manulife that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as accounting or statutory reserve requirements. For further discussion of government regulation and legal proceedings refer to “Government Regulation” and “Legal Proceedings”.

Our capital position could be negatively impacted by market conditions, the results of operations, or due to changes in regulatory requirements, inclusive of the impacts of changing financial accounting standards

Our capital ratios are sensitive to equity markets and interest rate movements that could cause material charges to net income attributed to shareholders and increases to regulatory capital requirements. Further, potential changes related to IFRS and regulatory capital requirements may result in a reduction in our capital ratios or more onerous capital requirements. As a result, Manulife may be required to issue additional capital, which could increase costs and negatively impact our financial strength or credit ratings. See the risk factor entitled “We may experience future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations”.

MFC and its principal Canadian operating company, Manufacturers Life, are regulated by OSFI. Manufacturers Life is subject to OSFI’s MCCSR. The supervisory target ratio for MCCSR is set at 150%. There can be no guarantee that Manufacturers Life’s MCCSR ratio can be maintained at or above targeted levels. For further discussion of capital requirements and MCCSR refer to “Government Regulation – Canada – Capital Requirements”.

In addition to OSFI’s capital requirements for our consolidated operations, each subsidiary must comply with regulatory guidelines applicable to a jurisdiction in which it operates, in accordance with capital definitions and measures defined by a local regulator. In the United States, the Company’s U.S. life insurance subsidiaries are subject to minimum regulatory capital requirements known as Risk Based Capital (“RBC”) requirements. Such amounts of capital are determined on the local statutory accounting basis in each jurisdiction. The Company seeks to maintain capital in excess of the minimum required in each jurisdiction. In managing its funding obligations, the Company relies on internal capital movements. Should these be significantly obstructed due to regulations, Manulife may be required to raise funds externally, incurring costs and increasing the risk of ratings downgrades.

Access to capital may be negatively impacted by market conditions

Disruptions, uncertainty or volatility in the financial markets may limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy regulatory capital requirements, to access the capital necessary to grow our business and meet our refinancing requirements. Under extreme conditions, we may be forced, among other things, to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, issue shorter term securities than we prefer, or issue securities that bear an unattractive cost of capital which could decrease our profitability, dilute our existing shareholders, and significantly reduce our financial flexibility.

Changes in accounting standards may adversely affect our financial statements

From time to time, we are required to adopt revised or new accounting standards issued by recognized authoritative bodies. Market conditions have prompted these bodies to issue new guidance which further interprets or seeks to revise accounting pronouncements including those related to financial instruments and hedging, fair value measurements, consolidation of structures or transactions and new standards that expand disclosures. In addition, future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and such changes could have a material adverse effect on our financial condition and results of operations.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2018. Until this standard is completed and becomes effective, IFRS does not currently prescribe an insurance contract measurement model and therefore, as permitted by IFRS 4 “Insurance Contracts”, insurance contract liabilities continue to be measured using CALM. Under CALM, the measurement of actuarial liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

The regulatory capital framework in Canada is aligned with Canadian GAAP. Therefore, unless regulatory changes are made, the proposed standard may lead to a large initial increase in reported insurance liabilities and potentially our required regulatory capital upon adoption. This mismatch between the underlying economics of our business and reported results and potentially our capital requirements could have significant unintended negative consequences on our business model which would potentially affect our customers, shareholders and the capital markets.

We believe the accounting rules under discussion, if applied to regulatory capital, could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada.

Dodd-Frank could adversely impact our results of operations and our liquidity

Dodd-Frank establishes a new framework for regulation of over-the-counter (“OTC”) derivatives which affects activities of the Company which use derivatives for various purposes, including hedging equity market, interest rate and foreign currency exposures. Regulations promulgated by the U.S. Commodities Futures Trading Commission and the SEC under Dodd-Frank require since June 10, 2013 certain types of OTC derivative transactions to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. These new rules impose additional costs and additional regulation on the Company.

Derivative transactions executed through exchanges or regulated facilities attract incremental collateral requirements in the form of initial margin, and require variation margin to be cash settled on a daily basis which increases liquidity risk for the Company. The increase in margin requirements (relative to bilateral agreements) combined with a more restricted list of securities that qualify as eligible collateral requires us to hold larger positions in cash and treasuries, which could reduce net income attributed to shareholders. Conversely, transactions executed through exchanges largely eliminate OTC counterparty credit risk but increase our exposure to the risk of an exchange or clearinghouse defaulting, and increased capital or margin requirements imposed on our OTC derivative counterparties could reduce our exposure to the counterparties’ default.

In-force OTC derivative transactions are grandfathered and will migrate to being cleared through exchanges over time, or the Company may elect to accelerate the migration. As such, this does not become a significant risk for

Manulife until a large portion of our derivatives have transitioned to clearing houses and market conditions adverse to liquidity (material increases in interest rates and/or equity markets) have been experienced.

Other jurisdictions in which Manulife operates in are expected to enact similar regulations within the next few years. We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank and similar regulations in other jurisdictions will lead to an increase or decrease in or change in composition of the risks we hedge.

We may experience future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of its obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or result in additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales, particularly with respect to general account GICs and funding agreements purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

During the 12 months preceding the date of this Annual Information Form, the financial strength and credit ratings of our insurance operating companies, other than The Standard Life Assurance Company of Canada, which Manufacturers Life acquired on January 30, 2015, were confirmed by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc. (“S&P”), Moody’s Investors Service, a subsidiary of Moody’s Corporation (“Moody’s”), Fitch Ratings, Inc. (“Fitch”), A.M. Best Company (“A.M. Best”) and DBRS Limited (“DBRS”). Our insurance operating companies are currently rated AA- by S&P, A1 by Moody’s, AA- by Fitch Ratings, A+ (Superior) by A.M. Best and IC-1 by DBRS for financial strength. All ratings are with a stable outlook. The Standard Life Assurance Company of Canada is currently rated A+ by S&P with a positive outlook.

Credit rating agencies remain concerned with: our capital and net earnings volatility associated with fair-value accounting; net exposures to equity markets and lower interest rates; challenges associated with managing in-force long term care, universal life with secondary guarantees and variable annuity products in the U.S. as well as the Company’s ability to successfully integrate Standard Life Canada into the organization. Some credit rating agencies also view, albeit to a lesser extent in more recent periods, our financial leverage and earnings coverage metrics as not meeting expectations. There can be no guarantee that downgrades will not occur.

It is possible that there will be changes in the benchmarks for capital, liquidity, earnings and other factors used by these credit rating agencies that are important to a ratings assignment at a particular rating level. Any such changes could have a negative impact on our ratings, which could adversely impact our results of operations, financial condition and access to capital markets.

Competitive factors may adversely affect our market share and profitability

The insurance, wealth and asset management industries are highly competitive. Our competitors include other insurers, securities firms, investment advisers, mutual funds, banks and other financial institutions. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents, and for employees. In some cases, competitors may be subject to less onerous regulatory requirements, have lower operating costs or have the ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in increased pricing pressures on a number of our products and services and may harm our ability to maintain or increase our profitability. Because of the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our industry rivals and competitive pressure may have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulty in marketing and distributing products through our current and future distribution channels

We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could significantly affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.

Industry trends could adversely affect the profitability of our businesses

Our business segments continue to be influenced by a variety of trends that affect our business and the financial services industry in general. The impact of the volatility and instability of the financial markets on our business is difficult to predict. The Company’s business plans, financial condition and results of operations have been and may continue to be negatively impacted or affected. The financial services industry has been particularly impacted by downturns in the financial markets and general economic conditions and is subject to a high degree of government regulation. Regulators may refine capital requirements as well as introduce new reserving and capital standards. Furthermore, regulators have undertaken market and sales practices reviews of several markets or products, including variable annuities and group products. The current market environment may also lead to changes in regulation that may disadvantage us relative to some of our competitors.

We may face unforeseen liabilities or asset impairments arising from possible acquisitions and dispositions of businesses or difficulties integrating acquired businesses

We have engaged in acquisitions and dispositions of businesses in the past, and expect to continue to do so in the future as we may deem appropriate. There could be unforeseen liabilities or asset impairments, including goodwill impairments, that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on acquisition targets. Furthermore, the use of our own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.

Our ability to achieve some or all of the benefits we anticipate from any acquisitions of businesses will depend in large part upon our ability to successfully integrate the businesses in an efficient and effective manner including with respect to the acquisition of the Canadian-based operations of Standard Life plc and the retirement plan services business of New York Life. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Acquisitions of operations outside of North America, especially any acquisition in a jurisdiction in which we do not currently operate, may be particularly challenging or costly to integrate. See the risk factor entitled “Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our profitability”. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions and the results of operations may be less than expected.

If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our future tax assets, which could have a material adverse effect on our results of operations and financial condition

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Goodwill is tested at the cash generating unit (“CGU”) or group of CGUs level, representing the smallest group of assets that is capable of generating largely independent cash flows. The Company completed its 2014 goodwill and intangible asset tests in the fourth quarter of 2014, and as a result, management concluded that there was no impairment of goodwill or intangible assets with indefinite lives. Going forward, as a result of the impact of economic conditions and changes in product mix and the granular level of goodwill testing under IFRS, additional impairment charges could occur in the future. The goodwill testing for 2015 will be updated based on the conditions that exist in 2015 and may result in further impairment charges, which could be material. See the risk factor entitled “Changes in accounting standards may adversely affect our financial statements”.

At December 31, 2014, under IFRS we had $3,181 million of goodwill and $2,280 million of intangible assets.

If market conditions deteriorate in the future and, in particular, if MFC’s common share price is low relative to book value per share, if the Company’s actions to limit risk associated with its products or investments cause a significant change in any one CGU’s recoverable amount, or if the outlook for a CGU’s results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could result in impairments during 2015 or subsequent periods. Such impairments could have a material adverse effect on our results of operations and financial condition.

Deferred income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities, loss carryforwards and tax credits. Deferred tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements. The availability of those deductions is dependent on future taxable income against which the deductions can be made. Deferred tax assets are assessed periodically by management to determine if they are realizable. Factors in management’s determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If based on information available at the time of the assessment, it is probable that the deferred tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income attributed to shareholders. The establishment of valuation allowances against our deferred tax assets could have a material adverse effect on our results of operations and financial condition. At December 31, 2014, we had $3,329 million of deferred tax assets.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change our provision for income taxes which could have a material adverse effect on our business, results of operations and financial condition

Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders’ beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells also enjoy similar, as well as other, types of tax advantages. The Company also benefits from certain tax benefits, including but not limited to tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.

There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company or its policyholders. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, the Company may be required to change its provision for income taxes or carrying amount of deferred tax assets or liabilities if the characterization of certain items is successfully challenged by taxing authorities or if future transactions or events, which could include changes in tax laws, tax regulations or interpretations of such laws or regulations, occur. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

Market Risk

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and from adverse foreign currency rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets.

Changes to public equity markets have had, and could continue to have, an adverse impact on our earnings and capital ratios

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with certain variable annuity and segregated fund products, asset based fees, and investments in publicly traded equities supporting both our general fund products and our surplus segment.

Our most significant source of equity risk arises from variable annuity and segregated funds with guarantees, where the guarantees are linked to the performance of the underlying funds. Guaranteed benefits are contingent and payable upon death, maturity, permitted withdrawal or annuitization. If equity markets decline or even if they increase by an amount lower than that assumed in our actuarial valuation, additional liabilities may need to be established to cover the contingent liabilities, resulting in a reduction in net income attributed to shareholders and regulatory capital ratios. Further, if equity markets do not recover to the amount of the guarantees, by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash. In addition, sustained flat or declining public equity markets would likely reduce asset based fee revenues related to variable annuities and segregated funds with guarantees and related to other wealth and insurance products. As at December 31, 2014, net of amounts reinsured, the market value of the funds underlying the guarantees was $90,921 million and the amount of the guarantees was $90,816 million. The policy liability established for these benefits was $4,862 million at December 31, 2014 compared to $1,197 million at December 31, 2013.

Where publicly traded equity investments are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders.

For products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require us to change the investment mix assumed for future cash flows, which may increase policy liabilities and reduce net income attributed to shareholders. A reduction in the outlook for expected future returns for publicly traded equities, which could result from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to shareholders. Furthermore, to the extent publicly traded equities are held as AFS, other than temporary impairments that arise will reduce income.

Expected long-term annual market growth assumptions for public equities for key markets are based on long-term historical observed experience. In the stochastic valuations of our segregated fund guarantee business, those rates inclusive of dividends are 9.6% per annum in Canada, 9.6% per annum in the U.S., 6.2% per annum in Japan and vary between 7.8% and 9.85% for European equity funds. The calibration of the economic scenario generators that are used to value segregated fund guarantee business complies with current Canadian Institute of Actuaries Standards of Practice for the valuation of these products. Implicit margins, determined through stochastic valuation processes, lower net yields used to establish policy liabilities. Assumptions used for public equities backing liabilities are also developed based on historical experience but are constrained by different Canadian Institute of Actuaries Standards of Practice and differ slightly from those used in stochastic valuation. Alternative asset return assumptions vary based on asset class but are largely consistent, after application of valuation margins and differences in taxation, with returns assumed for public equities.

As a result of the effect of equity market movements on the liabilities for segregated fund guarantees, fee income, general fund equity investments supporting policy liabilities and the macro equity hedge experience, MFC’s net income attributed to shareholders were negatively impacted by $182 million in 2014, compared to a positive impact of $458 million in 2013.

For further discussion of specific risks related to our market risk hedging strategies refer to the risk factor entitled “The Company’s market risk hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks”.

Changes in market interest rates may impact our net income attributed to shareholders and capital ratios

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, segregated fund products with minimum benefit guarantees and from surplus fixed income investments.

Interest rate and spread risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and invested or reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders.

A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a reduction in net income. In addition, changes in interest rates could change the reinvestment scenarios used in the calculation of our actuarial liabilities. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of interest rate increases. A general increase in interest rates, without a change in corporate bond spreads and swap spreads, will result in a decrease in policy liabilities and an increase in net income attributed to shareholders. In addition, decreases in corporate bond spreads or increases in swap spreads will result in an increase in policy liabilities and a reduction in net income attributed to shareholders, while an increase in corporate bond spreads or a decrease in swap spreads will have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass through investment returns to policyholders.

For segregated fund and variable annuity products, a sustained increase in interest rate volatility or a decline in interest rates would also likely increase the costs of hedging the benefit guarantees provided.

A prolonged low interest environment may result in charges related to lower fixed income reinvestment assumptions and an increase in new business strain until products are repositioned for the lower rate environment. Other potential consequences of low interest rates include:

•	Low interest rates could negatively impact sales;

•	Lower risk-free rates tend to increase the cost of hedging, and as a result the offering of guarantees could become uneconomic;

•	The reinvestment of cash flows into low yielding AFS bonds could result in lower future earnings on surplus;

•	A lower interest rate environment could be correlated with other macro-economic factors including unfavourable economic growth and lower returns on other asset classes;

•	Lower interest rates could contribute to potential impairments of goodwill;

•	Lower interest rates could lead to lower mean bond parameters used for the stochastic valuation of segregated fund guarantees, resulting in higher policy liabilities; and

•	Lower interest rates would also reduce expected earnings on in-force policies, which would reduce core earnings, lower net income attributed to shareholders and may increase new business strain until products are repositioned for the lower rate environment.

Changes in the market value of fixed income assets held in our surplus segment may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses. While we have a history of being able to realize a portion of these gains or losses, it is not certain that we would crystallize any of the unrealized gains or losses available. As at December 31, 2014, the AFS fixed income assets held in the surplus segment were in a net after tax unrealized gain position of $312 million. In 2014, the Company realized net charges of $26 million on the sale of bonds classified as AFS and interest rate swaps held in our surplus segment. These net charges are included in the impact of interest rates below.

As a result of interest rate movements, MFC reported net income attributed to shareholders of $594 million in 2014 compared to a $794 million charge in 2013. Adverse earnings impacts, typically accompanied by higher capital requirements, reduce regulatory capital ratios.

The Company’s hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks

The Company’s market risk hedging strategies include a variable annuity guarantee dynamic hedging strategy and a macro equity risk hedging strategy. The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities to fund performance (both public equity and bond funds)

and interest rate movements. The total amount of guarantee value dynamically hedged decreased to $75,491 million as at December 31, 2014 from $76,573 million as at December 31, 2013. The macro equity risk hedging strategy is designed to hedge a portion of our earnings sensitivity to public equity market movements arising from variable annuity guarantees not dynamically hedged, directly held exposures, and from other products and fees. Some of the limitations and risks associated with each strategy are described below.

Our current variable annuity guarantee dynamic hedging approach is to short exchange-traded equity index and government bond futures and execute currency futures and lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change, in order to maintain the hedged position within established limits. Other derivative instruments (such as equity options) are also utilized and we may consider the use of additional hedge instruments opportunistically in the future.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience are not hedged;

•	Provisions for adverse deviation in the policy liabilities are not hedged;

•	A portion of interest rate risk is not hedged;

•	Credit spreads widen and actions are not taken to adjust accordingly;

•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;

•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

•	Correlations between interest rates and equity markets could lead to unfavourable material impacts;

•	Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets and/or interest rates. The impact is magnified when these impacts occur concurrently; and

•	Not all other risks are hedged.

The macro equity risk hedging program hedges earnings sensitivity due to movements in public equity markets arising from all sources (outside of dynamically hedged exposures). Sources of equity market sensitivity addressed by the macro equity risk hedging include and are not limited to:

•	Residual equity and currency exposure from variable annuity guarantees not dynamically hedged;

•	General fund equity holdings backing non-participating liabilities;

•	Variable life insurance;

•	Unhedged provisions for adverse deviation related to variable annuity guarantees dynamically hedged; and

•	Variable annuity fees not associated with guarantees and fees on segregated funds without guarantees, mutual funds and institutional assets managed.

We currently execute our macro equity risk hedging strategy by shorting equity futures and executing currency futures, and rolling them over at maturity. We may consider the use of alternative long-duration investments opportunistically in the future.

Our hedging strategies rely on the execution of derivative transactions in a timely manner. Therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is subject to the risk of increased funding and collateral demands which may become significant as equity markets increase.

The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase. The strategies are highly dependent on complex systems and mathematical models that are subject to error and rely on forward-looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the strategies there may be additional, unidentified risks that may negatively impact our business and future financial results. In addition, rising equity markets and interest rates that would otherwise result in profits on variable annuities will be offset by losses from our hedging positions.

Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic. In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Policy liabilities and MCCSR required capital for variable annuity guarantees are determined using long-term forward-looking estimates of volatilities. These long-term forward-looking volatilities assumed for policy liabilities and required capital meet the Canadian Institute of Actuaries and OSFI calibration standards. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder activity, since the impact of actual longevity and policyholder experience variances cannot be hedged using capital markets instruments.

A deterioration in financial markets or general economic conditions could adversely impact our alternative long-duration asset investments

Alternative long-duration asset performance risk arises from general fund investments in commercial real estate, timber properties, agricultural properties, infrastructure, oil and gas properties, and private equities.

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. Alternative long-duration asset assumptions vary by asset class and generally have a similar impact on policy liabilities as public equities would. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders. A reduction in the outlook for expected future returns for alternative long-duration assets, which could result from a fundamental change in future expected economic growth, would increase policy liabilities and reduce net income attributed to shareholders. Further, if returns on certain external asset benchmarks used to determine permissible assumed returns under the Canadian Institute of Actuaries Standards of Practice are lower than expected, the Company’s policy liabilities will increase, reducing net income attributed to shareholders.

Difficult economic conditions could result in higher vacancy, lower rental rates and lower demand for real estate investments, all of which would negatively impact the value of our investments. Difficult economic conditions could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail entirely. The timing and amount of investment income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter.

The value of oil and gas assets could be negatively impacted by a number of factors including, but not limited to changes in energy prices, production declines, adverse operating results, the impact of weather conditions on seasonal demand, our ability to execute on capital programs, incorrect assessments of the value of acquisitions, uncertainties associated with estimating oil and natural gas reserves, and difficult economic conditions. Changes in government regulation of the oil and gas industry, including environmental regulation and changes in the royalty rates resulting from provincial royalty reviews, could also adversely affect the value of our oil and gas investments. The negative impact of changes in these factors can take time to be fully reflected in the valuations of these investments, especially if the change is large and rapid. It can take time for market participants to adjust their forecasts and better understand the potential medium to long term impact of the changes. As a result, valuation changes in any given period may reflect the delayed impact of events that occurred in prior periods.

AFS investments are recorded at fair value, but losses arising on those investments may not have been recorded in income

Some of our investments are classified as AFS. AFS debt securities are recorded at fair value, but unrealized gains and losses are recorded in a separate component of equity and are not charged to net income attributed to shareholders. Unrealized gains are recorded in net income attributed to shareholders when the related asset is sold. Unrealized losses are recorded in net income attributed to shareholders either when the related asset is sold or when the related asset is considered impaired and the impairment is not considered to be temporary. Should market levels decline, impairments may be judged to be other than temporary and part or all of any unrealized losses may be charged against future income as a result. As at December 31, 2014, $794 million of net unrealized gains were recorded in accumulated other comprehensive income (loss) on AFS securities compared to $324 million of net unrealized gains as at December 31, 2013.

Our valuation of certain financial instruments may include methodologies, estimations and assumptions which are subjective in nature. Changes to investment valuations may arise in the future which materially adversely affect our results of operations and financial condition

The fair value for certain of our investments that are not actively traded is determined using models and other valuation techniques. These values therefore incorporate considerable judgment and involve making estimates including those related to the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

Significant market disruption could result in rapidly widening credit spreads and illiquidity, volatile markets and for some instruments significantly reduced trading activity. It has been, and may continue to be difficult to value certain of our securities if trading is less active and/or market data is harder to observe. Consequently, valuations may include inputs and assumptions that are less observable or require greater estimation thereby resulting in values which may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value that become recognizable in future periods could have a material adverse effect on our results of operations and financial condition.

Fluctuations in foreign currency exchange rates and foreign securities markets could negatively affect our profitability or regulatory capital ratios

Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens relative to these currencies, net income attributed to shareholders would decline and our reported shareholders’ equity would decline. Further, to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect, and would increase net income attributed to shareholders and shareholders’ equity.

Liquidity Risk

Liquidity risk is the risk of not having access to sufficient funds or liquid assets to meet both expected and unexpected cash and collateral demands.

Adverse capital and credit market conditions may significantly affect our liquidity risk

During the financial crisis, extreme disruption in the capital and credit markets exerted downward pressure on availability of liquidity and credit capacity. Reduced asset liquidity may restrict our ability to sell certain types of assets for cash without taking significant losses. If providers of credit preserve their capital, our access to borrowing from banks and others or access to other types of credit such as letters of credit, may be reduced. If investors have a negative perception of our creditworthiness, this may reduce access to wholesale borrowing in the debt capital markets, or increase borrowing costs. Should large and unexpected cash outflows occur, exceeding our worst case stress testing, we may be forced to sell assets at a loss or raise additional funds at significant cost in order to meet our liquidity needs.

We are dependent on cash flow from operations, a pool of highly liquid money market securities and holdings of sovereign bonds, near-sovereign bonds and other liquid marketable securities to provide liquidity. We need liquidity to meet our payment obligations including those related to insurance and annuity benefits, cashable liabilities, our operating expenses, interest on our debt, dividends on our equity capital, and to replace maturing and certain callable liabilities. Liquid assets are also required to pledge as collateral to support activities such as the use of derivatives for hedging purposes and to cover cash settlement associated with exchange-traded derivatives that are settled with exchanges. The implementation of Dodd-Frank in the United States increased the amount of derivatives executed through centralized exchanges and cleared through regulated clearinghouses and therefore increased related liquidity risk. Other jurisdictions in which Manulife operates could enact similar regulations within the next few years. The principal sources of our liquidity are cash and our assets that are readily convertible into cash, including insurance and annuity premiums, fee income earned on AUM, money market securities, and cash flow from our investment portfolio. The issuance of long-term debt, common and preferred shares and other capital securities may also increase our available liquid assets or be required to replace certain maturing or callable liabilities.

In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers, lenders or investors could develop a negative perception of our long-term or short-term financial prospects if we incur large financial losses or if the level of our business activity decreases further due to a significant market downturn.

Our banking subsidiary relies on confidence sensitive deposits and this increases our liquidity risk

Manulife Bank is a wholly-owned subsidiary of our Canadian life insurance operating company, Manufacturers Life. The Bank is principally funded by retail deposits. A real or perceived problem with the Bank or its parent companies could result in a loss of confidence in the Bank’s ability to meet its obligations, which in turn may trigger a significant withdrawal of deposit funds. A substantial portion of the Bank’s deposits are demand deposits that can be withdrawn at any time, while the majority of the Bank’s assets are first residential mortgages in the form of home equity lines of credit, which represent long-term funding obligations. The Bank models extreme stress scenarios that demonstrate that the Bank has a sufficient pool of highly liquid money market securities and holdings of sovereign bonds, near-sovereign bonds and other liquid marketable securities, which when combined with the Bank’s capacity to securitize residential mortgage assets provides sufficient liquidity to meet potential requirements under these stress scenarios. If deposit run-off speeds exceed these extreme stress test assumptions the Bank may be forced to sell assets at a loss to third parties or the bank may request support from Manufacturers Life.

Our obligations to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity

In the normal course of business, we are obligated to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the amount of payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. With the implementation of Dodd-Frank in the United States, clearing of certain derivatives is now mandatory. The execution of derivative transactions through clearing houses or regulated facilities requires incremental liquidity requirements in the form of upfront collateral. Additionally, changes in derivative values are required to be settled in cash on a daily basis instead of pledging collateral. However, this does not become significant for Manulife until a large portion of our derivatives have transitioned to exchanges and market conditions adverse to liquidity (material increases in interest rates and/or equity markets) have been experienced. Other jurisdictions in which Manulife operates are expected to enact similar regulations within the next few years. As at December 31, 2014, total pledged assets were $4,449 million, compared to $4,539 million in 2013, primarily due to a decrease in derivative collateral requirements offset by an increase in repurchase agreements. Assets pledged as collateral are not available to support our liquidity needs.

The Company’s ability to obtain letters of credit could become constrained, limiting our ability to use affiliate reinsurance to manage local capital ratios

In the normal course of business, third party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to re-pricing risk and under adverse conditions increases in costs may be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the global financial crisis, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2014.

As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to it to meet MFC’s obligations and pay dividends

MFC is a holding company and relies on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet MFC’s obligations and pay dividends. As a result, MFC’s cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to MFC. Substantially all of MFC’s business is currently conducted through its subsidiaries. In addition, OSFI is considering capital requirements for Manufacturers Life on a stand-alone basis that could further restrict dividends and other distributions to MFC.

The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings and regulatory restrictions. These subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors. These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC.

The potential changes to regulatory capital and actuarial and accounting standards could also limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a significantly adverse effect on internal capital mobility, including on MFC’s ability to pay dividends to shareholders and service its debt. We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write, or to pursue actions that would support capital needs but adversely impact our subsequent earnings potential. In addition, the timing and outcome of these initiatives could have a significantly adverse impact on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

In the operating companies, expected cash and collateral demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customer deposit balances, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, investment and hedging activities. Under stressed conditions, unexpected cash and collateral demands could arise primarily from a change in the level of policyholders either terminating policies with large cash surrender values or not renewing them when they mature, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands.

The payment of dividends to MFC by Manufacturers Life is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. All of our U.S. and Asian operating life insurance companies are subsidiaries of Manufacturers Life.

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York, Massachusetts, and Vermont, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to Manufacturers Life. Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to Manufacturers Life in certain circumstances.

In addition, the payment of other upstream distributions by our insurance subsidiaries is limited under the insurance laws in the jurisdictions where those subsidiaries are domiciled and in which they conduct operations. Limits on the ability of our insurance subsidiaries to pay dividends or make distributions could have a material adverse effect on MFC’s liquidity, including its ability to pay dividends to shareholders and service its debt.

The Company seeks to maintain capital in its insurance subsidiaries in excess of the minimum required in all jurisdictions in which the Company does business. The minimum requirements in each jurisdiction may increase due to regulatory changes and we may decide to maintain additional capital in our operating subsidiaries to fund expected growth of the business or to deal with changes in the risk profile of such subsidiaries. Any such increases in the level of capital may reduce the ability of the operating companies to pay dividends.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Worsening regional and global economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities

Our invested assets primarily include investment grade bonds, private placements, commercial mortgages, asset backed securities, and consumer loans. These assets are generally carried at fair value, but changes in value that arise from a credit related impairment are recorded as a charge against income. The return assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairments will exceed the assumed level of impairments in the future and earnings could be adversely impacted.

Defaults and downgrade charges on our invested assets were generally below our historical average in 2014, however, we still expect volatility on a quarterly basis and losses could potentially rise above long-term expected levels. Net impaired fixed income assets were $224 million, representing 0.08% of total general fund invested assets as at December 31, 2014, compared to $307 million, representing 0.13% of total general fund invested assets as at December 31, 2013.

If a counterparty fails to fulfill its obligations we may be exposed to risks we had sought to mitigate

The Company uses derivative financial instruments to mitigate exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. As at December 31, 2014, the largest single counterparty exposure without taking into account the impact of master netting agreements or the benefit of collateral held, was $3,436 million (2013 – $2,138 million), $5 million after taking into account master netting agreements and the fair value of collateral held (2013 – nil). As at December 31, 2014, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $20,126 million (2013 – $10,021 million) compared with $277 million after taking into account master netting agreements and the benefit of fair value of collateral held (2013 - $20 million). The exposure to any counterparty would grow if, upon the counterparty’s default, markets moved such that our derivatives with that counterparty gain in value. Until we are able to replace that derivative with another counterparty, the gain on the derivatives subsequent to the counterparty’s default would not be backed by collateral.

The Company’s hedging strategies continue to evolve and our counterparty risk will change as we employ these derivative strategies. For further discussion of specific risks related to our market risk hedging strategies refer to the risk factor entitled “The Company’s market risk hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks”.

The Company reinsures a portion of the business we enter into; however, we remain legally liable for contracts that we had reinsured. In the event that any of our reinsurance providers were unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them, we would need to increase actuarial reserves, adversely impacting our net income attributed to shareholders and capital position. In addition, the Company has over time sold certain blocks of business to third party purchasers using reinsurance. To the extent that the reinsured contracts are not subsequently novated to the purchasers, we remain legally liable to the insureds. Should the purchasers be unable or unwilling to fulfill their contractual obligations under the reinsurance agreement, we would need to increase policy liabilities resulting in a charge to net income attributed to shareholders. To reduce credit risk, the Company may require purchasers to provide collateral for their reinsurance liabilities.

We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2014, the Company had loaned securities (which are included in invested assets) valued at approximately $1,004 million, compared to $1,422 million at December 31, 2013.

The determination of allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position

The determination of allowances and impairments is based upon a periodic evaluation of known and inherent risks associated with the respective security. Management considers a wide range of factors about the security and uses its best judgment in evaluating the cause of the decline in estimating the appropriate value for the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations in the impairment evaluation process include, but are not limited to: (i) the severity of the impairment; (ii) the length of time and the extent to which the market value of a security has been below its carrying value; (iii) the financial condition of the issuer; (iv) the potential for impairments in an entire industry sector or sub-sector; (v) the potential for impairments in certain economically depressed geographic locations; (vi) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vii) our ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (viii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective, and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve. Historical trends may not be indicative of future impairments or allowances.

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Actual experience may differ from assumptions with respect to claims, policyholder behaviour and expenses

We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience. Assumptions for future policyholder behaviour include assumptions related to the retention rates for insurance and wealth products. Assumptions for expenses include assumptions related to future maintenance expense levels and volume of the business. Losses may result should actual experience be materially different than that assumed in the valuation of policy liabilities. Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our policy liabilities and the review may result in an increase in policy liabilities and a decrease in net income attributed to shareholders. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale man-made disasters and acts of terrorism. The cost of health insurance benefits may also be impacted by unforeseen trends in the incidence, termination and severity rates of claims. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected changes in life expectancy. Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. For example, a weak or declining economic environment could increase the value of guarantees associated with variable annuities or other embedded guarantees and contribute to adverse policyholder behaviour experience. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, anti-selective lapse behaviour, underwriting process failures, or other factors.

We may be unable to obtain necessary price increases on our in-force long-term care business, or may face delays in implementation

We continue to seek state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when each approval will be granted. Our policy liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then policy liabilities would increase accordingly and reduce net income attributed to shareholders.

Reinsurance may not be available, affordable or adequate to protect us against losses

We purchase reinsurance protection on certain risks underwritten by our various business segments. External market conditions determine the availability, terms and cost of the reinsurance protection for new business. Typically, reinsurance agreements are intended to bind the reinsurer for the term of the business reinsured at a fixed price but circumstances may call for increases to be agreed upon. Accordingly, we may incur additional costs for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms. This could result in accounting charges and the assumption of more risk on business already reinsured and could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Medical advances and legislation related to genetic testing could adversely impact our underwriting abilities

Current or future legislation in jurisdictions where Manulife operates may restrict its right to underwrite based on access to genetic test results. Without the obligation of disclosure, the asymmetry of information shared between applicant and insurer could increase anti-selection in both new business and in-force policyholder behaviour. The impact of restricting insurers’ access to this information and the associated problems of anti-selection becomes more acute where genetic technology leads to advancements in diagnosis of life threatening conditions that are not matched by improvements in treatment. We cannot predict the potential financial impact that this would have on the Company or the industry as a whole. In addition, there may be further unforeseen implications as genetic testing continues to evolve and becomes more established in mainstream medical practice.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and/or business partners, could erode our corporate image and damage our franchise value and/or create losses

Manulife’s reputation is one of its most valuable assets. Harm to a company’s reputation is often a consequence of risk control failure, whether associated with complex financial transactions or relatively routine operational activities. Manulife’s reputation could also be harmed by the actions of third parties with whom we do business. Our representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on. Business partners include, among others, third parties to whom we outsource certain functions and that we rely on to fulfill various obligations.

If any of these representatives or business partners fails to adequately perform their responsibilities, or monitor its own risk, these failures could affect our business reputation and operations. While we seek to maintain adequate internal risk management policies and procedures and protect against performance failures, events may occur that could cause us to lose customers or suffer legal or regulatory sanctions, which could have a material adverse effect on our reputation, our business, and our results of operations. For further discussion of government regulation and legal proceedings refer to “Government Regulation” and “Legal Proceedings”.

We rely on third party service providers in several areas of our business and disruptions in their services could have a negative impact on our operations or our reputation

We may outsource certain technology and/or business functions to third parties from time to time and expect to continue to do so in the future. If we do not effectively manage these third party providers, the third party providers do not meet contractual requirements, or we face disruptions with a transition of services to/from a third party, we may experience operational difficulties, increased costs, a loss of business and/or an adverse impact on our customers and business reputation.

Interruptions relating to our technology and information security could significantly disrupt our business, impede our ability to conduct business and adversely impact our business, results of operations, financial condition, and reputation

Technology is used in virtually all aspects of our business and operations. Our technology infrastructure, information services and applications are governed and managed according to standards for operational integrity, resiliency, data integrity, confidentiality and information security policies, standards and controls. Disruption due to system failure, security breaches, privacy breaches, human errors, natural disasters, man-made disasters, criminal activity, fraud, cyber attacks, pandemics, or other events beyond our control, could prevent us from effectively operating our business, or could adversely impact us from a financial, operational and reputational perspective or global crisis may occur and have adverse consequences for our business.

In particular, our computer networks are subject to the risk of so-called Advanced Persistent Threats (“APT”), also referred to as cyber attacks. APT is a type of sophisticated malware breach that has become more pervasive and frequent within the financial services sector. An APT is a network attack in which an unauthorized person or persons attempt(s) to gain undetected access to a network. The intention of an APT attack is to steal data rather than to cause other damage to the network or organization. APT attacks target organizations in sectors with high-value information, such as national defense, manufacturing and the financial industry. The Company has an Information Risk Management Program, which includes information and cyber security defenses, to protect our networks from APT attacks, however there can be no assurance that these counter measures will be successful in protecting our networks against APT attacks. An APT attack that results in access to our network could adversely impact us from a financial, operational and reputational perspective.

Information security breaches could occur and may result in inappropriate disclosure or use of personal and confidential information which would have an adverse impact on our business.

Privacy breaches could occur and may result in the unauthorized disclosure or use of private and confidential information. Many jurisdictions in which we operate are implementing more stringent privacy legislation.

We may not be able to retain and attract qualified individuals which could impact our ability to execute on our business strategies

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations. Further, we depend on key management and actuarial, information technology, investment management, underwriting, sales staff and other personnel, and our business would suffer if we lose their services and are unable to adequately replace them. In addition, our future growth plans may require us to increase the number of such personnel and we may be constrained from doing so due to intense competition for the best talent. Further, changes to organization structure may occur from time to time, and can create risks related to employee engagement and retention.

If we are not able to attract, motivate and retain agency leaders and individual agents, our competitive position, growth and profitability will suffer

We must attract and retain sales representatives to sell our products. Strong competition exists among financial services companies for efficient and effective sales representatives. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, brand, support services and compensation and product features. Any of these factors could change either because we change the Company or our products, or because our competitors change theirs and we are unable or unwilling to adapt. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete and revenues from new sales would suffer, which could have a material adverse effect on our business, results of operations and financial condition.

The use of complex models could expose us to risk if the models are developed or used inappropriately, interpreted incorrectly or are deficient in some respect

Our reliance on highly complex models for pricing, valuation and risk measurement, and for input to decision making, is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. The Company continues to work towards all business critical models being independently vetted, but there can be no assurances that all models have been independently vetted and that all potential issues have been identified and adequately addressed.

If we are unable to complete key projects on time, on budget, and capture planned benefits, our business strategies and plans, and operations may be impaired

We must successfully deliver a number of key projects in order to implement our business strategies and plans. If we are unable to complete these projects in accordance with planned schedules, and to capture projected benefits, there could be a material adverse effect on our business and financial condition.

The inter-connectedness of our operations and risk management strategies could expose us to risk if all factors are not appropriately considered and communicated

Our business operations, including strategies and operations related to risk management, asset liability management and liquidity management, are interconnected and increasingly complex. Changes in one area may have a secondary impact in another area of our operations. For example, risk management actions, such as the increased use of interest rate swaps, could have implications for the Company’s Investment Division or its Treasury function, as this strategy could result in the need to post additional amounts of collateral. Failure to appropriately consider these inter-relationships, or effectively communicate changes in strategies or activities across our operations, could have a negative impact on the strategic objectives or operations of another group. Further, failure to consider these inter-relationships in our modeling and financial and strategic decision making processes could have a negative impact on our operations.

Our risk management policies, procedures and strategies may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition

We have devoted significant resources to develop our risk management policies, procedures and strategies and expect to continue to do so in the future. Nonetheless, our policies, procedures and strategies may not be comprehensive. Many of our methods for measuring and managing risk and exposures are based upon the use of observed historical market behaviour or statistics based on historical models. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated.

We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material

We are subject to income taxes in Canada and the United States as well as many other jurisdictions. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition

A substantial portion of our revenue and net income attributed to shareholders is derived from our operations outside of North America, primarily in key Asian markets. Some of these key geographical markets are developing and are rapidly growing countries and markets that present unique risks that we do not face, or are negligible, in our operations in Canada or the United States. Our operations outside of North America face the risk of discriminatory regulation, political and economic instability, market volatility and significant inflation, limited protection for, or increased costs to protect intellectual property rights, inability to protect and/or enforce contractual or legal rights, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into Canadian or U.S. dollars. Failure to manage these risks could have a significant negative impact on our operations and profitability.

We are currently planning to expand our international operations in markets where we operate and potentially in new markets. This may require considerable management time, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.

Additional Risks

The declaration and payment of dividends and the amount thereof is subject to change

The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class 1 Shares, Class B Shares (collectively, the “Preferred Shares”) and any other shares ranking senior to the common shares with respect to priority in payment of dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors of MFC and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by MFC and other factors deemed relevant by the Board of Directors of MFC. Although MFC has historically declared quarterly cash dividends on the common shares, MFC is not required to do so and the Board of Directors of MFC may reduce, defer or eliminate MFC’s common share dividend in the future.

The foregoing risk disclosure in respect of the declaration and payment of dividends on the common shares applies equally in respect of the declaration and payment of dividends on the Preferred Shares, notwithstanding that the preferred shares have a fixed rate of dividend.

See “Government Regulation” and “Dividends” for a summary of additional statutory and contractual restrictions concerning the declaration of dividends by MFC.

Environmental risk may arise related to our commercial mortgage loan portfolio and owned property or from our business operations

Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property (including commercial real estate, oil and gas, timberland and farmland properties) may adversely impact our reputation, results of operations and financial condition. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. Additionally, as lender, we may incur environmental liability (including without limitation liability for clean-up, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property, or affecting other property.

In addition, failure to adequately prepare for the potential impacts of climate change may have a negative impact on our financial position or our ability to operate. Potential impacts may be direct or indirect and may include business losses or disruption resulting from extreme weather conditions; the impact of changes in legal or regulatory framework made to address climate change; or increased mortality or morbidity resulting from environmental damage or climate change.

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states’ insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC’s common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC’s common shares if they are viewed as discouraging takeover attempts in the future.

See “Constraints On Ownership of Shares” for a summary of the restrictions concerning the ownership of shares of MFC and certain of its subsidiaries.

We may not be able to protect our intellectual property and may be subject to infringement claims

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. In particular we have invested considerable resources in promoting the brand names “Manulife” and “John Hancock” and expect to continue to do so. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes or services. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Entities within the MFC Group are interconnected which may make separation difficult

MFC operates in local markets through subsidiaries and branches of subsidiaries. These local operations are financially and operationally interconnected to lessen expenses, share and reduce risk, and efficiently utilize financial resources. In general, external capital required for companies in the Manulife group has been raised at the MFC or Manufacturers Life level and then transferred to other entities as equity or debt capital as appropriate. Other linkages include the use of loans, guarantees, capital maintenance agreements, derivatives, shared services and reinsurance. Accordingly, the risks undertaken by a subsidiary may be transferred to or shared by affiliates through financial and operational linkages. Some of the consequences of this are:

•	Financial difficulties at a subsidiary may not be isolated and could cause material adverse effects on affiliates and the group as a whole.

•	Linkages may make it difficult to dispose of or separate a subsidiary within the group by way of a spin-off or similar transaction and the disposition or separation of a subsidiary may not fully eliminate the liability of the Company and its remaining subsidiaries for shared risks. For example, some analysts and shareholders have asked whether a sale or spin-off of all or part of the U.S. Division would avoid what is considered to be onerous Canadian regulatory oversight. Without analyzing the long-term strategic implications of such a transaction which may be negative, such a transaction would be very difficult to accomplish as a result of a number of factors, including, (i) MFC and its remaining subsidiaries would continue to have a significant amount of residual risk under guarantees and reinsurance arrangements that could not be terminated; (ii) internal capital mobility and efficiency could be considerably limited; (iii) significant potential tax consequences; (iv) highly uncertain accounting and regulatory outcomes; (v) a requirement for significant capital injections; and (vi) increased net income attributed to shareholders and capital sensitivities of MFC and its remaining subsidiaries to market declines.

GOVERNMENT REGULATION

As an insurance company, Manulife is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asia operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife with supervisory power to bring about corrective action.

Capital Requirements

The ICA requires Canadian non-operating insurance companies, such as MFC, to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with the Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. Regulated subsidiaries of MFC must maintain minimum levels of capital. Such amounts of capital are based on the local capital regime and the statutory accounting basis in each jurisdiction. The most significant of these are the MCCSR for Manufacturers Life and the RBC requirements for MFC’s U.S. life insurance subsidiaries.

Capital requirements for Manufacturers Life are governed by the MCCSR. The MCCSR ratio is prepared on a consolidated basis. It compares capital available to capital required. Capital available includes instruments such as common equity, qualifying preferred shares, qualifying innovative tier 1 instruments, the participating account, hybrid capital instruments and subordinated debt. Certain deductions are made from capital available including deductions for goodwill, controlling interests in non-life financial corporations and non-controlled substantial investments. Capital required is determined by applying factors to specified risks or using models to determine capital requirements for a given risk. Capital is held for asset default risks, mortality/morbidity/lapse risks, changes in the interest rate risk environment, segregated funds risk, off balance sheet activities and foreign exchange risk.

The minimum regulatory MCCSR ratio is 120% with a supervisory target ratio of 150%. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI expects each insurance company to establish a target capital level that provides a cushion above minimum requirements. This cushion allows for coping with volatility in markets and economic conditions, and enhances flexibility in capital management to consider aspects such as innovations in the industry, consolidation trends and international developments. MFC endeavours to manage its affairs so that Manufacturers Life has an MCCSR ratio that is above the supervisory target and that allows margins for equity market and interest rate declines and takes into account other factors that could adversely impact the capital position in the foreseeable future. At December 31, 2014, Manufacturers Life had an MCCSR ratio of 248%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks. In 2014, OSFI’s changes to the MCCSR had no impact for Manufacturers Life’s regulatory capital ratio.

The 2015 MCCSR guideline does not contain changes that would have material negative implications for our regulatory capital ratio. See the risk factor entitled “Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth” for information about regulatory initiatives and other developments which could impact MFC’s capital position.

The Company maintains capital in excess of the minimum required in all foreign jurisdictions in which the Company does business.

Investment Powers

Under the ICA, Manulife must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the purchase or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of the Company has appointed the Appointed Actuary who must be a Fellow of the Canadian Institute of Actuaries. The Appointed Actuary is required to value the policy liabilities of Manulife as at the end of each financial year in accordance with accepted actuarial practices with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, including selection of appropriate assumptions and methods. The Appointed Actuary must make a report in the prescribed form on the valuation including providing an opinion as to whether the consolidated financial statements fairly present the results of the valuation. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit Committee, to report, in accordance with accepted actuarial practice and any direction that may be made by the Superintendent, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company and require rectification.

Prescribed Supervisory Information

The Supervisory Information (Insurance Companies) Regulations made under the ICA (the “Supervisory Information Regulations”) prohibit the Company from disclosing, directly or indirectly, any “prescribed supervisory information” relating to it or its affiliates, with certain limited exceptions. The Supervisory Information Regulations define “prescribed supervisory information” broadly in terms of assessments, recommendations, ratings and reports concerning the Company that are made by or at the request of the Superintendent and certain regulatory actions taken with respect to the Company, including: (i) any rating assigned to assess the financial condition of the Company or similar ratings; (ii) any report prepared by or at the request of the Superintendent or any recommendation made by the Superintendent as a result of an examination or other supervisory review of the Company; (iii) any categorization of the Company as being at a stage of intervention during which the Superintendent may exercise additional supervisory powers over the Company that vary with the stage (from stage 0 - no significant problem/normal activities to stage 4 - non-viability/insolvency imminent); (iv) any order of the Superintendent that the Company increase its capital or provide additional liquidity; (v) any prudential agreement to implement any measure designed to maintain or improve the Company’s safety or soundness entered into between the Superintendent and the Company; and (vi) any direction of the Superintendent that the Company cease or refrain from committing, or remedy, unsafe or unsound practices in conducting its business.

The Supervisory Information Regulations permit the Company to disclose, to the public or otherwise, an order, prudential agreement or direction described in (iv), (v) and (vi) above if the Company considers it to contain a material fact or material change that is required to be disclosed under applicable securities law. The Supervisory Information Regulations also permit the Company to disclose prescribed supervisory information to underwriters in a public or private offering of securities if the Company ensures that the information remains confidential. The Supervisory Information Regulations do not prohibit or restrict the Company from disclosing, publicly or otherwise, any facts relating to the business, operations or capital of the Company, provided that the Company does not indirectly disclose any prescribed supervisory information.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators which guidelines are generally incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Manufacturers Life is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian mutual fund and asset management businesses are subject to Canadian provincial and territorial securities laws. Manulife Asset Management Limited (“MAML”) is registered as a portfolio manager with the securities commissions in all Canadian provinces, as an investment fund manager in the provinces of Ontario, Newfoundland and Quebec, and as a commodity trading manager in Ontario. Manulife Asset Management Investments Inc. (“MAMII”) is registered as an exempt market dealer with the securities commissions in all Canadian provinces. MAML and MAMII are subject to regulation by the applicable provincial securities regulators. Manulife Securities Investment Services Inc. (“MSISI”) is registered under provincial and territorial securities laws (except Nunavut) to sell mutual funds across Canada and is subject to regulation by the applicable provincial and territorial securities regulators as well as the MFDA, a self-regulatory organization. MSISI is also registered as an exempt market dealer in all Canadian provinces and Yukon Territory. Manulife Securities Inc. (“MSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as IIROC, a self-regulatory organization. Standard Life Mutual Funds Ltd. is registered as an investment fund manager in the provinces of Quebec, Ontario and Newfoundland and Labrador. SLII is registered as a portfolio manager and exempt market dealer with the securities commissions in all Canadian provinces and territories and as a derivatives portfolio manager with the Autorité des marchés financiers in Québec. SLII is also registered as an investment fund manager in the provinces of Quebec, Ontario and Newfoundland and Labrador.

Consumer Protection for Financial Institution Failure

Assuris (formerly called CompCorp) was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their investment dealer. The CIPF is funded by its member investment dealers, including MSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSISI.

The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created by parliament in 1967 to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including

Manulife Bank and its subsidiary Manulife Trust, fund deposit insurance through premiums paid on the insured deposits that they hold.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock USA, John Hancock Life Insurance Company of New York (“JHNY”) and John Hancock Life & Health Insurance Company (“JHLH”). They are domiciled in Michigan, New York and Massachusetts, respectively. Under such laws, the insurance subsidiaries are required to furnish annually their financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

The NAIC uses a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which are designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 12 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2014.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife’s ability to meet debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. Our U.S. operating subsidiaries are indirectly owned by Manufacturers Life. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by JHNY and JHLH is regulated by New York and Massachusetts insurance laws, respectively. In all three states, regulatory approval is required if a shareholder dividend distribution is made from any source other than earned surplus or unassigned funds. Regulatory approval is also required in Michigan and Massachusetts if the dividend (together with other distributions made during the preceding 12 months) exceeds the greater of an insurer’s prior year’s net gain from operations or 10% of its surplus, measured at the end of the previous calendar year. For JHNY, New York laws require approval if the dividend (together with other distributions made during the preceding calendar year) exceeds the lesser of JHNY’s prior year’s net gain from operations or 10% of its surplus, measured at the end of the previous calendar year. The determination must be made in accordance with statutory accounting principles.

Federal Securities and Commodity Laws

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the SEC and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors LLC, Signator Investors, Inc. and John Hancock Funds, LLC is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Advisers, LLC, Manulife Asset Management (U.S.) LLC, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Hancock Capital Investment Management, LLC, Signator Investors, Inc., Declaration Management & Research LLC, John Hancock Investment Management Services, LLC and Manulife

Asset Management (North America) Limited is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

The Commodity Exchange Act may regulate certain of the Company’s segregated funds and registered funds as a “commodity pool”, and certain of the Company’s registered advisers as a “commodity pool operator” or a “commodity trading advisor”.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA covered plans. The Company’s subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

ASIA

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority under the Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The Chief Executive of the Government of the Hong Kong Special Administrative Region has appointed the Commissioner of Insurance to be the Insurance Authority for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the Insurance Authority, Lloyd’s of the United Kingdom or an association of underwriters approved by the Insurance Authority. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the “fit and proper person” requirement for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of investigation and intervention on the Insurance Authority for the protection of policyholders.

The Insurance Authority has residual power to appoint an advisor or a manager to any authorized insurer if the Insurance Authority considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the Insurance Authority’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the Insurance Authority will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a branch of a wholly owned Bermuda subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance. Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components: (i) a percentage of the mathematical reserves; and (ii) a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the Insurance Authority. Currently, all solvency margin requirements are being met.

The sale of mutual funds is subject to Hong Kong securities laws administered by the Securities and Futures Commission (the “SFC”). The sale of mandatory provident (pension) fund products is subject to provident fund laws administered by the Mandatory Provident Fund Schemes Authority. The sale of investment-linked assurance products is subject to the supervision of the Insurance Authority, with additional oversight from the SFC with respect to documents which contain an invitation to acquire an interest.

Japan

Life insurance companies in Japan, including Manulife Life Insurance Company, are governed by the Insurance Business Law and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency (“FSA”). The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels. Deregulation of sales of insurance products through bank channels became effective on December 23, 2007 and all life insurance products are now able to be sold through the bank channel.

The Insurance Law, a comprehensive body of substantive laws covering insurance contracts which replaces the Insurance Chapter of the Commercial Code enacted more than 100 years ago, was fully implemented on April 1, 2010. The Insurance Law includes significant changes to the Commercial Code including introduction of provisions on accident and sickness insurance, and enhancement of protection of policyholders, among other things.

Effective March 2012, the FSA introduced new standards for the Solvency Margin Ratio. The Solvency Margin Ratio is a criteria referred to by the authorities in supervising insurance companies when observing their financial strength. The new Solvency Margin Standards put more weight on investment risks. As a result of Manulife Japan’s strong risk management policy as well as prudent investment strategy, the new standards have little impact on Manulife Japan’s Solvency Margin Ratio and its competitive position in terms of financial strength.

Effective February 2014, the FSA revised its Supervisory Guidelines to require insurance companies to exercise proper insurance solicitation to elderly customers.

Separately, after the “Report on New Insurance Products, Services and Solicitation Rules” was issued by the Financial System Council, an advisory body to the FSA, in June 2013, revisions to the IB Law were approved by the national legislature on May 23, 2014. The revisions incorporate obligations relating to sales of insurance products such as understanding customer’s intention and provision of relevant information to customers. Revisions of regulations necessary to enforce these new requirements are being drafted by regulators, and the revised law is expected to come into effect in 2016.

Investment trust management companies in Japan, including Manulife Investments Japan Limited, are governed by the Financial Instruments and Exchange Act (Japan), Investment Trust and Investment Corporation Act (Japan), and the regulations issued thereunder (the “FIEA” and “ITICA” respectively). The FIEA and ITICA set out a comprehensive regulatory regime for Japanese asset management companies, including investment trust management companies. The administration and application of the FIEA and ITICA are supervised by the FSA. The FIEA and ITICA provide for certain rules with respect to the registration of asset management companies, filing of public offering investment trusts, and other matters.

Restrictions on Shareholder Dividends

In Asia, insurance and company laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”), an unlimited number of Class B Shares (“Class B Shares”) and an unlimited number of Class 1 Shares (“Class 1 Shares”) (collectively, the Class A Shares, Class B Shares and Class 1 Shares are “Preferred Shares”). On June 19, 2014, MFC redeemed all of its outstanding 18,000,000 Class A Shares Series 4 for cash at a redemption price per share equal to $25.00. On September 19, 2014, MFC redeemed all of its outstanding 14,000,000 Class 1 Shares Series 1 for cash at a redemption price per share equal to $25.00.

As of December 31, 2014, MFC had the following Common Shares, Class A Shares and Class 1 Shares issued:

Common Shares	1,864,115,966	[24]
Class A Shares Series1	14,000,000
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	8,000,000
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000

MFC has authorized but not issued Class 1 Shares Series 4, Class 1 Shares Series 6, Class 1 Shares Series 8, Class 1 Shares Series 10, Class 1 Shares Series 12, Class 1 Shares Series 14, Class 1 Shares Series 16, Class 1 Shares Series 18 and Class 1 Shares Series 20.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the

[24]	An additional 105,647,334 Common Shares of MFC were issued on January 30, 2015 in connection with the closing of the acquisition of the Canadian-based operations of Standard Life plc.

specific purpose of winding up its affairs.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC.

Summaries of the terms for each series of the Class A Shares and Class 1 Shares that have been issued or authorized for issuance are contained in the prospectuses relating to such shares, which are available on SEDAR.

Voting Rights of Preferred Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.

Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)	increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to an agreement made between MFC, Manufacturers Life, CIBC Mellon Trust Company (“CIBC Mellon”) and Manulife Financial Capital Trust II (a subsidiary of Manufacturers Life) (the “Trust II”), MFC and Manufacturers Life have covenanted for the benefit of holders of the outstanding Manulife Financial Capital Trust II Notes – Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if Manufacturers Life elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, Manufacturers Life will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following such deferral date. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

MFC has paid the following cash dividends in the period from January 1, 2012 to December 31, 2014:

Type of Shares	2014	2013	2012
Common Shares[25]	$0.57	$0.52	$0.52

Preferred Shares
Class A Shares Series 1	$1.02500	$1.02500	$1.02500
Class A Shares Series 2	$1.16252	$1.16252	$1.16252
Class A Shares Series 3	$1.12500	$1.12500	$1.12500
Class A Shares Series 4[26]	$0.82500	$1.65000	$1.65000
Class 1 Shares Series 1[27]	$1.05000	$1.40000	$1.40000
Class 1 Shares Series 3	$1.05000	$1.05000	$1.05000
Class 1 Shares Series 5	$1.10000	$1.10000	$1.13843
Class 1 Shares Series 7	$1.15000	$1.15000	$0.94678
Class 1 Shares Series 9	$1.10000	$1.10000	$0.63062
Class 1 Shares Series 11	$1.00000	$1.03767	—
Class 1 Shares Series 13	$0.95000	$0.47175	—
Class 1 Shares Series 15	$0.79202	—	—
Class 1 Shares Series 17	$0.33658	—	—

The 2014, 2013 and 2012 dividends on the Common Shares and the Preferred Shares were paid quarterly on March 19, June 19, September 19 and December 19.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the

[25]	On August 6, 2014, the Board approved an increase of the dividend amount on the Common Shares from $0.13 per share to $0.155 per share.
[26]	On June 19, 2014, MFC redeemed all of its 18,000,000 outstanding Class A Shares Series 4.
[27]	On September 19, 2014, MFC redeemed all of its 14,000,000 outstanding Class 1 Shares Series 1.

outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts, and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

RATINGS

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. Ratings downgrades, or the potential for such downgrades, could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or result in additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; reduce new sales, particularly with respect to general account GICs and funding agreements purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

The following table summarizes the security ratings, outlook and ranking that MFC has received from approved rating organizations on its outstanding securities as at the date of this Annual Information Form.

	DBRS		Fitch		S&P
Securities	Rating/Outlook	Rank	Rating/Outlook	Rank	Rating/Outlook	Rank
Preferred Shares Class A Series 1,2,3 Class 1 Series 3, 5, 7, 9, 11, 13, 15, 17, 19	Pfd-2(high)/ Stable	4 of 16	BBB / Stable	9 of 21	P-2 (High) / BBB+ / Stable	4 of 18 6 of 20
Medium Term Notes	A (high)/ Stable	5 of 26	A- / Stable	7 of 21	A / Stable	6 of 22

The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process. The issuance of additional debt, hybrid securities, or preferred shares could put pressure on these ratings. If, in the view of the rating organizations, there is deterioration in capital flexibility, operating performance, or the risk profile of the Company, this could also put pressure on these ratings.

DBRS Ratings

DBRS assigns ratings for preferred shares in a range from Pfd-1 to D. The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. DBRS assigns ratings for long-term obligations in a range from ‘AAA’ to ‘D’. The scale provides an opinion on the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Some rating categories are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. Each DBRS rating category is appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed; although a positive or negative trend does not necessarily indicate that a rating change is imminent. The Company’s current ratings trend is stable.

MFC’s outstanding Class A Shares and Class 1 Shares have been assigned a Pfd-2(high) rating as they are considered to be of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

MFC’s Medium Term Notes have been assigned an A (high) rating reflecting good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. The Company may be vulnerable to future events, but qualifying negative factors are considered manageable.

Fitch Ratings

Fitch assigns ratings for debt and preferred shares in a range from “AAA” to “C” and these ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. These ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. These ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Rating outlooks indicate the direction a rating is likely to move over a one- to two-year period. Rating outlooks may be positive, stable, negative or evolving. The Company’s current rating outlook is stable.

MFC’s outstanding Class A Shares and Class 1 Shares have been assigned a ‘BBB’ rating. The Company’s capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

MFC’s Medium Term Notes have been assigned an ‘A-’ rating. This rating denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

S&P’s Ratings

S&P assigns ratings for Canadian preferred shares in a range from “P-1” to “D” and these ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer. S&P’s Canadian scale preferred share ratings may be modified by the addition of “High” or “Low” to show relative standing within the major rating categories. S&P’s global scale preferred share ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks assess the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

S&P assigns ratings for long-term obligations in a range from ‘AAA’ to ‘D’. These ratings provide a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). S&P’s long-term issue credit ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

MFC’s outstanding Class A Shares and Class 1 Shares have been assigned a P-2 (High) rating on the Canadian scale, which corresponds to a ‘BBB+’ rating on the global scale. The P-2 (High) rating denotes that the specific obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

MFC’s Medium Term Notes have been assigned an “A” rating. An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

The Company has paid customary rating fees to DBRS, Fitch and S&P in connection with some or all of the above-mentioned ratings. In addition, the Company has made customary payments in respect of certain other services provided to the Company by each of DBRS, Fitch and S&P during the last two years.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 1, Class A Shares Series 2, and Class A Shares Series 3 are listed for trading on the TSX under the symbol “MFC.PR.A”, “MFC.PR.B”, and “MFC.PR.C”, respectively. The Class 1 Shares Series 3, Class 1 Shares Series 5, Class 1 Shares Series 7, Class 1 Shares Series 9, Class 1 Shares Series 11, Class 1 Shares Series 13, Class 1 Shares Series 15, Class 1 Shares Series 17 and Class 1 Shares Series 19 are listed for trading on the TSX under the symbol “MFC.PR.F”, “MFC.PR.G”, “MFC.PR.H”, “MFC.PR.I”, “MFC.PR.J”, “MFC.PR.K”, “MFC.PR.L”, “MFC.PR.M” and “MFC.PR.N”, respectively.

Trading Price and Volume

The following table sets out the intra-day price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
2014	High (C$)	Low (C$)	Volume (000s)	High (U.S.$)	Low (U.S.$)	Volume (000s)
January	22.22	20.36	81,083	20.35	18.21	12,292
February	21.60	19.54	72,400	19.68	17.61	9,081
March	21.92	20.60	59,506	19.64	18.59	7,751
April	21.68	19.86	61,584	19.67	18.07	7,596
May	21.10	19.67	53,928	19.22	18.04	6,291
June	21.38	19.84	60,669	19.94	18.21	7,017
July	22.53	21.24	52,920	20.68	19.90	6,744
August	22.47	21.26	48,520	20.54	19.49	6,981
September	22.73	21.34	83,517	20.77	19.14	8,729
October	21.79	18.91	70,272	19.42	16.70	11,101
November	22.92	21.02	49,087	20.10	18.45	6,336
December	23.09	20.79	77,884	20.22	17.88	8,715

The following tables set out the intra-day price range and trading volume of the Class A Shares Series 1, Series 2, Series 3, Series 4 and Class 1 Shares Series 1, Series 3, Series 5, Series 7, Series 9, Series 11, Series 13, Series 15, Series 17 and Series 19 on the TSX for the period indicated.

	TSX – Class A Shares Series 1			TSX – Class A Shares Series 2
2014	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
January	25.75	25.46	75,768	21.78	20.67	266,328
February	25.78	25.42	109,553	21.92	21.45	491,766
March	25.70	25.42	297,483	22.45	21.71	289,601
April	25.91	25.55	62,145	23.00	22.25	192,108
May	26.09	25.45	417,262	23.45	22.39	221,266
June	25.61	25.45	47,401	23.70	22.40	202,343
July	25.67	25.45	61,551	23.72	23.22	166,344
August	25.60	25.22	167,601	23.49	23.06	361,915
September	25.42	25.30	112,012	23.52	23.02	98,848
October	25.59	25.31	177,184	23.80	22.76	123,115
November	25.70	25.30	80,465	24.14	23.66	120,536
December	25.43	25.25	157,296	24.61	23.04	205,384

	TSX – Class A Shares Series 3			TSX – Class A Shares Series 4[28]
2014	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
January	21.32	20.38	206,547	25.65	25.45	424,047
February	21.59	20.85	335,897	25.70	25.20	1,238,788
March	22.00	21.44	362,154	25.40	25.23	340,976
April	22.55	21.79	222,814	25.47	25.30	138,543
May	23.00	22.21	275,119	25.44	24.97	867,940
June	22.98	22.26	174,077	25.05	24.97	169,388
July	23.22	22.70	193,722
August	23.05	22.24	169,226
September	22.93	22.63	159,801
October	23.02	22.31	182,512
November	23.80	23.00	234,389
December	24.00	22.60	191,644

	TSX – Class 1 Shares Series 1[29]			TSX – Class 1 Shares Series 3
2014	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
January	25.65	25.45	267,237	23.14	21.70	107,548
February	25.71	25.26	198,995	23.15	22.11	244,228
March	25.47	25.33	263,300	23.21	22.10	220,155
April	25.60	25.43	300,565	23.65	22.80	99,587
May	25.76	25.13	114,620	24.48	22.90	117,129
June	25.29	25.16	174,091	23.74	22.07	124,545
July	25.45	25.24	189,752	23.83	23.00	90,876
August	25.36	24.97	455,311	23.39	22.39	101,110
September	25.00	24.98	326,648	23.00	21.74	110,836
October				23.00	22.05	87,524
November				23.15	21.93	118,878
December				22.43	19.05	254,827

[28]	The Class A Series 4 Shares were redeemed on June 19, 2014.
[29]	The Class 1 Series 1 Shares were redeemed on September 19, 2014.

	TSX – Class 1 Shares Series 5			TSX – Class 1 Shares Series 7
2014	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
January	26.06	25.80	85,255	26.20	25.80	227,954
February	26.07	25.61	108,725	26.24	25.82	263,577
March	25.98	25.63	150,616	26.20	25.90	97,857
April	26.36	25.85	60,749	26.39	26.07	167,191
May	26.49	25.46	160,884	26.65	25.45	163,890
June	26.23	25.40	188,788	26.41	25.52	361,418
July	26.40	25.86	143,156	27.42	26.16	207,762
August	26.25	25.72	85,260	26.40	26.04	150,485
September	26.12	25.77	88,179	26.44	26.05	66,018
October	26.20	25.83	110,198	26.34	26.10	170,911
November	26.47	25.77	30,051	26.69	26.15	93,858
December	26.03	25.54	38,053	26.37	25.58	60,223

	TSX – Class 1 Shares Series 9			TSX – Class 1 Shares Series 11
2014	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
January	26.11	25.80	147,281	25.80	25.20	136,426
February	26.22	25.66	255,233	25.70	25.23	151,823
March	26.18	25.71	131,119	25.51	25.22	515,013
April	26.37	25.92	140,225	25.99	25.36	192,599
May	26.53	25.45	122,107	26.44	25.50	138,403
June	26.15	25.40	192,811	25.97	25.40	271,110
July	26.42	26.04	79,720	26.09	25.73	76,756
August	26.24	25.75	72,300	26.07	25.50	51,871
September	26.14	25.80	89,503	25.85	25.47	70,944
October	26.27	25.94	144,677	25.85	25.62	49,374
November	26.58	25.95	47,389	26.00	25.51	48,713
December	26.20	25.65	84,523	25.98	25.25	53,042

	TSX – Class 1 Shares Series 13			TSX – Class 1 Shares Series 15[30]
2014	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
January	25.09	24.40	192,520
February	24.93	24.30	192,256	24.68	24.25	1,870,255
March	25.00	24.28	188,625	24.60	24.30	1,108,752
April	25.24	24.60	179,793	25.20	24.56	550,668
May	25.91	24.70	189,736	25.44	24.63	507,220
June	25.26	24.22	140,022	25.20	24.27	388,912
July	25.52	25.05	59,953	25.52	25.08	203,438
August	25.44	24.61	222,207	25.25	24.80	106,591
September	25.16	24.36	174,758	25.15	24.75	60,378
October	25.38	24.91	241,890	25.63	24.90	71,079
November	25.74	25.17	237,868	25.51	25.00	118,870
December	25.41	25.00	77,826	25.53	24.51	91,294

[30]	The Class 1 Series 15 Shares were issued on February 25, 2014.

	TSX – Class 1 Shares Series 17[31]			TSX – Class 1 Shares Series 19[32]
2014	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
January
February
March
April
May
June
July
August	25.20	24.90	2,170,196
September	25.65	25.02	830,482
October	25.50	25.00	700,059
November	25.83	25.30	297,362
December	25.49	25.00	381,365	25.12	24.85	1,498,620

LEGAL PROCEEDINGS

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a significant adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth for each of the Directors of MFC, their province or state and country of residence, position with Manulife and their principal occupation as at March 11, 2015. Additional information on each Director, other than Scott M. Hand, who will be retiring from the board on May 7, 2015, can be found at the section entitled “Election of Directors - Nominees” in MFC’s Management Information Circular dated March 11, 2015 filed on SEDAR, which section is incorporated herein by reference.

[31]	The Class 1 Series 17 Shares were issued on August 15, 2014.
[32]	The Class 1 Series 19 Shares were issued on December 3, 2014.

Each Director is elected for a term of one year, expiring at the next annual meeting of the Company. The next annual meeting will occur on May 7, 2015.

Name and Residence	Position with Manulife	Principal Occupation
Richard B. DeWolfe Massachusetts, United States	Chairman of the Board(1)	Chairman of the Board, Manulife Financial Corporation and The Manufacturers Life Insurance Company Managing Partner, DeWolfe & Company LLC (consulting firm) (2)

Donald A. Guloien Ontario, Canada	President and Chief Executive Officer, Director	President and Chief Executive Officer, Manulife

Joseph P. Caron British Columbia, Canada	Director	President, Joseph Caron Incorporated (consulting firm) (3)

John M. Cassaday Ontario, Canada	Director	President and Chief Executive Officer, Corus Entertainment Inc. (broadcasting company)

Susan F. Dabarno Ontario, Canada	Director	Corporate Director (4)

Sheila S. Fraser Ontario, Canada	Director	Corporate Director(5)

Scott M. Hand Ontario, Canada	Director (retiring from the Board on May 7, 2015)	Chairman, Royal Nickel Corporation (nickel development company)(6)

Luther S. Helms Arizona, United States	Director	Managing Partner, Sonata Capital Group (investment advisory firm)

Tsun-yan Hsieh Singapore	Director	Chairman, LinHart Group Pte Ltd. (consulting firm) (7)

P. Thomas Jenkins Ontario, Canada	Director	Chairman, OpenText Corporation (enterprise information management company) (8)

Donald R. Lindsay British Columbia, Canada	Director	President and Chief Executive Officer, Teck Resources Limited (diversified resources company)

John R.V. Palmer Ontario, Canada	Director	Corporate Director

C. James Prieur Illinois, United States	Director	Corporate Director(9)

Andrea S. Rosen Ontario, Canada	Director	Corporate Director

Lesley Daniels Webster Florida, United States	Director	President, Daniels Webster Capital Advisors (Enterprise Risk Management consulting firm)

Notes

(1)	Richard DeWolfe was appointed Chairman of the Board on May 2, 2013. Prior to May 2013, Mr. DeWolfe was Vice-Chair of the Board, a position he had held since December 1, 2012.
(2)	Richard DeWolfe was a director of Avantair, Inc. (Avantair) between 2009 and August 2013. On July 25, 2013, an involuntary petition under chapter 7 of title 11 of the United States Code (Bankruptcy Code) in the United States Bankruptcy Court of the Middle District of Florida, Tampa Division (the Bankruptcy Court), was filed against Avantair. On August 16, 2013, the Bankruptcy Court entered the order for relief under chapter 7 of the Bankruptcy Code. Sales of assets have been authorized and conducted with sale proceeds being distributed. The chapter 7 trustee has asserted certain claims against the former officers and directors of Avantair, although no adversarial proceeding has been commenced by the chapter 7 trustee at this time. Mr. DeWolfe denies the allegations asserted by the chapter 7 trustee and in related lawsuits and, should pre-suit mediation prove unsuccessful, intends to vigorously defend against all claims asserted against him.
(3)	From 2010 to 2013 Joseph Caron was a member of HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie and, prior to September 2010, he was Canada’s High Commissioner to the Republic of India.
(4)	Prior to May 2010, Susan Dabarno was Executive Chair of Richardson Partners Financial Limited.
(5)	Prior to June 2011, Sheila Fraser served as Auditor General of Canada.
(6)	Scott Hand was a director of Royal Coal Corp. during the period from August 2010 until May 2012. On May 3, 2012, a Cease Trade Order was issued on Royal Coal Corp. by the Ontario Securities Commission for failure to file financial statements. On May 17, 2012, Royal Coal Corp. announced that it received notice from the TSX Venture Exchange that the TSX Venture Exchange had suspended trading in Royal Coal Corp.’s securities as a result of the Cease Trade Order.
(7)	Prior to 2010, Tsun-yan Hsieh was retained by McKinsey & Company as a Special Advisor to clients.
(8)	Prior to 2013, Thomas Jenkins was Chief Strategy Officer of OpenText Corporation.
(9)	Prior to October 2011, James Prieur was CEO of CNO Financial Group, Inc.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife are set forth in the following table as of December 31, 2014, except as otherwise specified.

Name and Residence	Position with Manulife
Donald A. Guloien Ontario, Canada	President and Chief Executive Officer

Craig R. Bromley Massachusetts, United States	Senior Executive Vice President, U.S. Division (1)

Robert A. Cook Hong Kong, Special Administrative Region of the People’s Republic of China	Senior Executive Vice President(2)

Cindy L. Forbes Ontario, Canada	Executive Vice President and Chief Actuary(3)

Rocco (Roy) Gori Hong Kong, Special Administrative Region of the People’s Republic of China	Senior Executive Vice President and General Manager, Asia(4)

Marianne Harrison Ontario, Canada	Senior Executive Vice President and General Manager, Canada(5)

Scott S. Hartz Massachusetts, United States	Executive Vice President, General Account Investments

Rahim Hirji Ontario, Canada	Executive Vice President and Chief Risk Officer (6)

Stephani E. Kingsmill Ontario, Canada	Executive Vice President, Human Resources(7)

Stephen B. Roder Ontario, Canada	Senior Executive Vice President and Chief Financial Officer(8)

Paul L. Rooney Ontario, Canada	Senior Executive Vice President and Chief Operating Officer (9)

Stephen P. Sigurdson Ontario, Canada	Executive Vice President and General Counsel(10)

Kai R. Sotorp Ontario, Canada	Executive Vice President, Global Business Head, Wealth and Asset Management(11)

Warren A. Thomson Ontario, Canada	Senior Executive Vice President and Chief Investment Officer

Notes

(1)	Prior to September 2012, Craig Bromley was Executive Vice President and General Manager, Japan.
(2)	Prior to March 1, 2015, Robert Cook was Executive Vice President and General Manager, Asia.
(3)	Prior to August 6, 2010, Cindy Forbes was Senior Vice President and Chief Financial Officer, Asia.
(4)	Position effective March 1, 2015. Prior to March 1, 2015, Roy Gori was Regional Head of Retail Banking, Asia Pacific/Head of Consumer Banking North Asia and Australia with Citigroup Pty Ltd.
(5)	Prior to January 2013, Marianne Harrison was Executive Vice President and General Manager of John Hancock Long-Term Care Insurance.
(6)	Prior to August 11, 2011, Rahim Hirji was Senior Vice President and Chief Financial Officer, Canadian Division.
(7)	Prior to May 2010, Stephani Kingsmill was Senior Vice President and General Manager, Real Estate.
(8)	Prior to June 2012, Stephen Roder was a co-founder and director of Peak Reinsurance Company Ltd. Prior to May 2010, Mr. Roder was Chief Financial Officer of AIA Group.
(9)	Prior to January 2013, Paul Rooney was Senior Executive Vice President and General Manager, Canada.
(10)	Prior to May 1, 2014, Stephen Sigurdson was Executive Vice President, General Counsel Canada and Corporate Secretary. Prior to September 16, 2013, Mr. Sigurdson was Senior Vice President, General Counsel Canada. Prior to March 30, 2010, Mr. Sigurdson was a Partner at Osler, Hoskin & Harcourt LLP, a law firm.
(11)	Prior to July 1, 2014, Kai Sotorp was Head, Asia Pacific, Group Managing Director at UBS Global Asset Management (Hong Kong). Prior to September 2012, Mr. Sotorp was Senior Advisor at Florida Equity Partners. Prior to September 2011, Mr. Sotorp was Group Managing Director at UBS Global Asset Management.

SHARE OWNERSHIP

The number of Common Shares held by Directors and executive officers of MFC as at December 31, 2014 was 415,888, which represented less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agents for MFC’s Common Shares are as follows:

In Canada:	CST Trust Company P.O. Box 700, Station B Montreal, Quebec, Canada, H3B 3K3 Toll Free: 1-800-783-9495	In the United States:	Computershare Inc. P.O. Box 30170 College Station, TX, 77842-3170 Toll Free: 1-800-249-7702

www.canstockta.com/investor		www.computershare.com/investor
www.canstockta.com/investisseur

The transfer agent for MFC’s Class A Shares and Class 1 Shares is CST Trust Company.

MATERIAL CONTRACTS

MFC entered into a trust indenture dated May 19, 2005 with CIBC Mellon Trust Company (“CIBC Mellon”) (as amended, the “Trust Indenture”) setting out the terms of debentures that may be issued by MFC under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. MFC has entered into supplemental indentures to the Trust Indenture with CIBC Mellon dated May 19, 2005, March 28, 2006, June 26, 2008, April 8, 2009 and August 20, 2010 setting out the terms of Medium Term Notes that were issued by MFC. As at December 31, 2014, an aggregate principal amount of $2.45 billion in Medium Term Notes is issued and outstanding. More information about the Medium Term Notes can be found at Note 11 of MFC’s consolidated financial statements for the year ended December 31, 2014 filed on SEDAR.

Manufacturers Life entered into an amended and restated trust indenture dated November 18, 2011 with BNY Trust Company of Canada (“BNY Mellon Trust”) (amending and restating an indenture dated November 8, 2002) (the “Manufacturers Life Trust Indenture”) setting out the terms of debentures that may be issued by Manufacturers Life under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. Manufacturers Life has entered into supplemental indentures to the Manufacturers Life Trust Indenture with BNY Mellon Trust dated November 18, 2011, February 17, 2012, February 25, 2013, November 29, 2013, February 21, 2014, December 1, 2014 and March 10, 2015 setting out the terms of fixed/floating subordinated debentures that were issued by Manufacturers Life. In connection with each issuance of fixed/floating subordinated debentures, MFC entered into a subordinated guarantee whereby MFC fully and unconditionally guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price, if any, of the Manufacturers Life fixed/floating subordinated debentures. More information about MFC’s guarantees of the Manufacturers Life fixed/floating subordinated debentures can be found at Note 19 (d) of MFC’s consolidated financial statements for the year ended December 31, 2014 filed on SEDAR. As at December 31, 2014, an aggregate principal amount of $2.5 billion in subordinated debentures was issued and outstanding. Manufacturers Life’s issuance of $750 million of fixed/floating subordinated debentures on March 10, 2015 increased the aggregate principal amount of issued and outstanding subordinated debentures to $3.25 billion.

MFC entered into a trust indenture dated September 17, 2010 with The Bank of New York Mellon (“BNY Mellon”) setting out the terms of debentures that may be issued by MFC under a short form base shelf prospectus filed in Canada and the United States via registration statement on Form F-10 pursuant to the Multijurisdictional Disclosure System. MFC entered into a first supplemental indenture with BNY Mellon on September 17, 2010 setting out the terms of two series of senior notes issued by MFC on September 17, 2010 by prospectus supplement to the short form base shelf prospectus. As at December 31, 2014, an aggregate principal amount of US$1.1 billion in senior notes is issued and outstanding. More information about the senior notes can be found at Note 11 of MFC’s consolidated financial statements for the year ended December 31, 2014 filed on SEDAR.

MFC entered into a trust indenture dated December 14, 2006 (the “MFLP Indenture”) with CIBC Mellon and Manulife Finance (Delaware), L.P. (“MFLP”) as the guarantor of the debentures of MFLP issued under the MFLP Indenture. Under the terms of the MFLP Indenture, MFC unconditionally and irrevocably guaranteed on a senior basis the payment of principal, premium, if any, interest and redemption price in respect of $550 million principal amount of 4.448% fixed/floating senior debentures of MFLP due December 15, 2026. MFC also unconditionally and irrevocably guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price in respect of $650 million principal amount of 5.059% fixed/floating subordinated debentures of MFLP due December 15, 2041. More information about MFC’s guarantee of the debentures issued by MFLP can be found at Note 19(d) of MFC’s consolidated financial statements for the year ended December 31, 2014 filed on SEDAR.

Trust II entered into a trust indenture dated July 10, 2009 with CIBC Mellon setting out the terms of debt obligations that may be issued by Trust II from time to time. Trust II entered into a first supplemental indenture with CIBC Mellon on July 10, 2009 setting out the terms of the $1 billion principal amount of Notes issued by Trust II on July 10, 2009. For more information about the Notes see “Dividends” in this Annual Information Form and Note 12 of MFC’s consolidated financial statements for the year ended December 31, 2014 filed on SEDAR.

MFC entered into a subordinated guarantee dated January 29, 2007 of Class A Shares and Class B Shares of Manufacturers Life and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of Manufacturers Life. The Class 1 Shares rank on a parity with the Class A Shares. As a result of this guarantee, Manufacturers Life has received an exemption from the requirements to file certain continuous disclosure materials with the Canadian securities regulatory authorities. More information about MFC’s guarantee of the preferred shares of Manufacturer’s Life can be found at Note 19(d) of MFC’s consolidated financial statements for the year ended December 31, 2014 filed on SEDAR.

On September 3, 2014, Manufacturers Life entered into an agreement (the “Purchase Agreement”) with Standard Life Oversea Holdings Limited, a subsidiary of Standard Life plc, and Standard Life plc to acquire the shares of SLFI and of SLII, collectively the Canadian-based operations of Standard Life plc (the “Acquisition”).

On January 30, 2015, Manufacturers Life completed its purchase of Standard Life Canada for cash consideration of $4.0 billion. Upon closing, the Company’s outstanding subscription receipts were automatically exchanged on a one-for-one basis for 105,647,334 MFC common shares, with a stated value of approximately $2.2 billion. In addition, pursuant to the terms of the subscription receipts, a dividend equivalent payment of $0.155 per subscription receipt ($16.4 million in the aggregate) was also paid to holders of subscription receipts, which is an amount equal to the cash dividends declared on MFC common shares for which record dates occurred during the period from September 15, 2014 to January 29, 2015.

A material change report describing the Acquisition was filed on September 5, 2014 which report is incorporated by reference into, and is expressly made part of, this Annual Information Form. Copies of the material change report and Purchase Agreement are available on the Company’s profile on SEDAR.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Report of Registered Public Accounting Firm on the audited financial statements to the Shareholders and the Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario), United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”) and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

The Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, the performance of the Company’s finance, actuarial, internal audit and global compliance functions, and the procedures relating to conflicts of interest, confidential information, related party transactions, and customer complaints.

Composition of the Audit Committee in 2014

MFC’s Audit Committee was composed of the following members in 2014: Sheila Fraser (Chair of the Audit Committee), Susan Dabarno, Luther Helms, John Palmer and Andrea Rosen. Thomas Jenkins was appointed to the Audit Committee effective March 1, 2015. The Board has reviewed the committee membership and determined that all members are financially literate as required by the New York Stock Exchange Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. All committee members are independent, pursuant to the independence requirements prescribed by applicable securities and other regulators which regulate the Company and by the stock exchanges on which the Company’s securities are listed. The Board has also determined that all current members have the necessary qualifications to be designated as audit committee financial experts under SOX.

Relevant Education and Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member of MFC’s Audit Committee in 2014 is as follows: Sheila Fraser holds a B. Comm from McGill University, is a Chartered Professional Accountant. Ms. Fraser is a former partner at Ernst & Young LLP and former Auditor General of Canada. Susan Dabarno holds a Class II Diploma from McGill University and is a Certified General Accountant. Ms. Dabarno previously served as Executive Chair of Richardson Partners Financial Limited, as President and Chief Executive Officer of Richardson Partners Financial Limited and as President and Chief Operating Officer of Merrill Lynch Canada Inc. Luther Helms holds a BA from the University of Arizona and an MBA from the University of Santa Clara. Luther Helms is Managing Director of Sonata Capital Group and previously served as Vice Chairman of KeyBank West and as Vice Chairman of Bank of America Corporation. Thomas Jenkins holds an MBA from the Schulich School of Business at York University, an MASc from the University of Toronto and a BEng & Mgt. from McMaster University. Mr. Jenkins is Chairman of the Board of OpenText Corporation and previously served as Chief Strategy Officer and as President and Chief Executive Officer of OpenText Corporation. John Palmer holds a BA from the University of British Columbia, is a Chartered Accountant and is the former Deputy Chairman and Managing Partner of KPMG LLP (Canada) and the former Superintendent of OSFI, the principal regulator of financial institutions in Canada. Andrea Rosen holds an LLB from Osgoode Hall Law School, an MBA from Schulich School of Business at York University and a BA from Yale University. Ms. Rosen previously served as Vice Chair of TD Bank Financial Group and as President of TD Canada Trust.

Pre-Approval Policies and Procedures

A description of the pre-approval policies and procedures of the Audit Committee can be found at the section entitled “Report of the Audit Committee” in MFC’s Management Information Circular dated March 11, 2015 filed on SEDAR, which section is incorporated herein by reference.

External Auditor Service Fees

A description of the fees billed by the external auditor to the Company can be found at the section entitled “Business of the Meeting” in MFC’s Management Information Circular dated March  11, 2015 filed on SEDAR, which section is incorporated herein by reference.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with Canadian generally accepted accounting principles used for the Company’s audited historical financial statements. Non-GAAP measures referenced in this Annual Information Form include: Core earnings (loss); Sales; Constant Currency Basis; Premiums and Deposits; and Assets under Management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For descriptions of the non-GAAP financial measures referred to above and reconciliations of certain non-GAAP financial measures to the most directly comparable measure calculated in accordance with GAAP, see “Performance and Non-GAAP Measures” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2014.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Management Information Circular dated March 11, 2015 filed on SEDAR. Additional financial information is provided in the Company’s consolidated financial statements and the Company’s Management’s Discussion and Analysis for the most recently completed financial year. Additional information relating to the Company may be found on SEDAR at www.sedar.com and is accessible at the Company’s website, www.manulife.com. Requests for materials may be sent to the Shareholder Services Department of Manulife at 200 Bloor Street East, NT-10, Toronto, Canada M4W 1E5.

SCHEDULE 1 – AUDIT COMMITTEE CHARTER

Manulife Financial Corporation (the “Company”)

Audit Committee Charter (November 2014)

1.	Overall Role and Responsibility

1.1	The Audit Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s internal control over financial reporting;

(iii)	the effectiveness of the Company’s risk management and compliance practices;

(iv)	the independent auditor’s performance, qualifications and independence;

(v)	the Company’s compliance with legal and regulatory requirements;

(vi)	the Finance, Actuarial, Internal Audit and Global Compliance functions;

(vii)	conflicts of interest and confidential information;

(viii)	related party transactions; and

(ix)	complaints of customers relating to obligations under the Insurance Companies Act (Canada) (the “Act”), and accounting, internal accounting controls and audit matters.

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

1.2	The Committee will also act as the conduct review committee of the Company.

2.	Structure and Composition

2.1	The Committee shall consist of five or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Act.

2.3	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.4	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.5	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.6	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.7	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law. At least one member must be an audit committee financial expert, as defined in applicable laws and regulations.

2.8	The Committee shall annually determine whether any of its members serve on the audit committee of more than three public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal or removal of the independent auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company (subject to shareholder ratification).

(b)	Review and approve the scope and terms of all audit engagements and recommend to the Board the compensation of the independent auditor.

(c)	Provide the oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company;

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence; and

(iii)	addressing any concerns raised by regulatory authorities or other stakeholders regarding the auditor’s independence.

(h)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(j)	At least annually, review and approve the audit plan (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with management and the independent auditor the annual audited financial statements, the results of the audit, any changes to the audit scope or strategy, the annual report of the auditors on the statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions (Canada) (the “Superintendent”) may specify.

(c)	Review and discuss with the independent auditor and with management the Company’s annual and quarterly financial disclosures, including management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Review the Company’s disclosure policy, which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements, and periodically assess the adequacy of procedures regarding disclosure of financial information.

(e)	Require management to implement and maintain appropriate internal control procedures.

(f)	Oversee systems of internal control and meet with the heads of the oversight functions, management and the independent auditors to assess the adequacy and effectiveness of these systems and to obtain reasonable assurance that the controls are effective.

(g)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(h)	Review, evaluate and approve the procedures established under s. 4.2(e).

(i)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(j)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(k)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	key areas of risk for material misstatement of the financial statements, including critical accounting estimates or areas of measurement uncertainty;

(ii)	whether the auditor considers estimates to be within an acceptable range and the rationale for the final valuation decision and whether it is consistent with industry practice;

(iii)	any significant changes in the Company’s selection or application of accounting or actuarial principles;

(iv)	any major issues as to the adequacy of the Company’s internal controls;

(v)	any special steps adopted in light of material control deficiencies, if any; and

(vi)	the role of any other audit firms.

(l)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(m)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(n)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company and review all material correspondence between the independent auditor and management related to audit findings.

(o)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting and actuarial principles and practices suggested by the independent auditor, internal audit personnel or management and assess whether the Company’s accounting and actuarial practices are appropriate and within the boundaries of acceptable practice.

(p)	Discuss with management and approve the Company’s earnings press releases, the release of earnings projections, forecast or guidance and the use of non-GAAP financial measures (if any), and the financial information provided to analysts and rating agencies.

(q)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(r)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(s)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(t)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(u)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the actuary, and such other matters as the Committee may direct, including the report on Dynamic Capital Adequacy Testing, which is also reviewed by the Risk Committee.

(v)	Receive reports from the Chief Actuary regarding material capital model modifications and new capital model applications. Annually receive the capital model inventory and modification log.

(w)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(x)	Meet with the Chief Internal Auditor and with management to discuss the effectiveness of the internal control procedure established pursuant to s. 4.2(e).

4.3	Oversight of the Finance Function

(a)	At least annually review and approve the mandate of the Chief Financial Officer and the Finance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Finance function.

(c)	At least annually, review the performance evaluation of the Chief Financial Officer, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Financial Officer and the Finance function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Financial Officer, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Finance function.

4.4	Oversight of the Actuarial Function

(a)	At least annually, review and approve the mandate for the Chief Actuary and the Actuarial function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Actuarial function.

(c)	At least annually, review the performance evaluation of the Chief Actuary, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Actuary and the Actuarial function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Actuary, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Actuarial function.

4.5	Oversight of the Internal Audit Function

(a)	At least annually, review and approve the mandate of the Chief Auditor and the Internal Audit function.

(b)	At least annually, review and approve the budget, structure, skills, resources, independence and qualifications of the Internal Audit function.

(c)	At least annually, review and approve the audit plan of the Internal Audit function (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(d)	Review the periodic reports of the internal audit department on internal audit activities, including audit findings, recommendations and progress in meeting the annual audit plan (including the impact of any resource limitations).

(e)	At least annually, review the performance evaluation and compensation of the Chief Auditor, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Auditor and the Internal Audit function.

(f)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Auditor, who shall have direct access to the Committee.

(g)	Review the results of periodic independent reviews of the Internal Audit function.

4.6	Risk Management Oversight

(a)	Review reports from the Risk Committee respecting the Company’s processes for assessing and managing risk.

(b)	The Committee will receive reports from the General Counsel as Chair of the Disclosure Committee.

4.7	Oversight of Regulatory Compliance and Complaint Handling

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

4.8	Oversight of the Global Compliance Function

(a)	At least annually, review and approve the mandate for the Global Compliance Chief and the Global Compliance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Global Compliance function.

(c)	At least annually, review the performance evaluation of the Global Compliance Chief, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Global Compliance Chief and the Global Compliance function.

(d)	Recommend to the Board for approval, the appointment and, when considered appropriate, the dismissal of the Global Compliance Chief, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Global Compliance function.

4.9	Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program

(a)	The Committee shall approve the Company’s Anti-Money Laundering and Anti-Terrorist Financing Policy and any material amendments.

(b)	The Committee shall meet with the Chief Anti-Money Laundering Officer (“CAMLO”) at least annually to receive and review the CAMLO’s report on the AML/ATF Program, which will include a report on the effectiveness of the AML/ATF Program and the Company’s compliance with the Policy.

(c)	The Committee shall meet with the Chief Auditor at least annually to receive and review the Chief Auditor’s report on the results of the testing of the effectiveness of the AML/ATF Program.

4.10	Review of Ethical Standards

(a)	Annual review of the Company’s Code of Business Conduct and Ethics.

(b)	Establish procedures to receive and process any request from executive officer(s) and Director(s) for waiver of the Company’s Code of Business Conduct and Ethics.

(c)	Grant any waiver of the Company’s Code of Business Conduct and Ethics to executive officer(s) and Director(s) as the Committee may in its sole discretion deem appropriate and arrange for any such waiver to be promptly disclosed to the shareholders in accordance with applicable laws or the rules of applicable securities regulatory authorities.

(d)	Annual review and assessment of procedures established by the Board of Directors to resolve conflicts of interest, including techniques for identification of potential conflict situations, and for restricting the use of confidential information.

4.11	Self Dealing and Disclosure Requirements

(a)	Require management to establish procedures for complying with Part XI (Self-Dealing) of the Act (the “Related Party Procedures”).

(b)	Establish criteria for the determination of materiality of a transaction with a related party.

(c)	Annual review of the Related Party Procedures and their effectiveness in ensuring that the Company is complying with Part XI of the Act and the Sarbanes-Oxley Act.

(d)	Review the practices of the Company to ensure that any transactions with related parties of the Company that may have a material effect on the stability or solvency of the Company are identified.

(e)	Ensure that, within 90 days after the end of each financial year of the Company, the Committee will report to the Superintendent on its activities of the previous year respecting conduct review, undertaken in carrying out its responsibilities under the Act (and, in particular, in respect of (a), (c), and (d) above).

(f)	The Committee shall report to the Superintendent on its mandate respecting conduct review and responsibilities of the Committee and the procedures referred to in (a) above.

(g)	Annual review and assessment of the procedures established by the Board of Directors to disclose information to customers of the Company under the Act, if applicable, and of the procedures for dealing with complaints of customers of the Company to satisfy itself that the applicable procedures are being followed.

4.12	Proxy Circular

(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

4.13	Duties and Responsibilities Delegated by the Board

(a)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.	Funding for the Independent Auditor and Retention of External Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such independent advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.